                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO


                                   FORM 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                   WGNB CORP.
        (Exact name of Small Business Issuer as specified in its charter)

                    Georgia                                58-1640130
        (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                Identification No.)

                    201 Maple Street
                      P.O. Box 280
                  Carrollton, Georgia                          30117
        (Address of principal executive offices)             (Zip Code)

   Registrant's telephone number, including area code      (770) 832-3557


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

           Title of each class              Name of each exchange on which
             to be registered               each class is to be registered

                  None                                    None


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          Common Stock, $1.25 par value

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.


         This Registration Statement may contain certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements that are not statements of historical fact. The Company cautions readers that the following important factors, among others, could cause the Company's actual results to differ materially from the forward-looking statements contained in this Registration
Statement: (i) the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company, the Bank or the Finance Company (each as later defined herein) must comply, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (ii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in the Company's organization, compensation and benefit plans; (iii) the effect on the Company's competitive position within its market area of the increasing consolidation within the banking and financial services industries, including the increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (iv) the effect of changes in interest rates; and (v) the effect of changes in the business cycle and downturns in local, regional or national economies. The Company cautions that the foregoing list of important factors is not exclusive.


ITEM 1.       DESCRIPTION OF BUSINESS

GENERAL

         WGNB Corp. (the "Company"), a Georgia corporation and a registered bank holding company under the Federal Bank Holding Company Act of 1956, as amended, was incorporated on May 11, 1984, to acquire all of the outstanding shares of common stock of West Georgia National Bank (the "Bank"). The Bank was organized in 1946 as a national banking association under the federal banking laws of the United States. The Company received approval to become a bank holding company from the Board of Governors of the Federal Reserve System (the "Federal Reserve") and from the Georgia Department of Banking and Finance in early 1985. In 1997, the Company formed a non-bank subsidiary, West Georgia Credit Services, Inc. (the "Finance Company"), which conducts business as "Mortgage & Loan Solutions." As of May 31, 2000, the Company had 3,098,075 issued and outstanding shares of common stock, $1.25 par value per share (the "Common Stock"), held by approximately 340 shareholders of record.

         The Company conducts all of its business through the Bank and the Finance Company. The Bank has five full service branches and six additional 24-hour ATM sites located in the Carroll County, Georgia communities of Carrollton, Villa Rica and Bowdon. The Finance Company conducts business through one office located in Paulding County, Georgia. The executive offices of the Company and the main office of the Bank are located at 201 Maple Street, Carrollton, Georgia 30117. The Finance Company office is located at 4109 Jimmy Lee Smith Parkway, Hiram, Georgia 30141.


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

THE BANK

         The Bank is a full service commercial bank offering a variety of services customary for community banks of similar size which are designed to meet the banking needs of individuals and small to medium-sized businesses. The Bank attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Carroll County, Georgia and the western portion of Douglas County, Georgia.

         The Bank operates a total of five branches and six additional 24-hour ATM sites, all located in Carroll County, Georgia. The Bank's main office is located in Carrollton, Georgia. In addition, the Bank operates two other branches in the city of Carrollton and branches in Villa Rica and Bowdon, Georgia. In addition, the Bank received approval on May 18, 2000 to open a branch in the western portion of Douglas County in an area known as Mirror Lake. The Bank has purchased a modular branch which will serve as a temporary site until a permanent structure is built.

         As a convenience to its customers, the Bank offers at each branch location Saturday banking hours, drive-thru teller windows and 24-hour automated teller machines. The Bank is a member of Honor, Cirrus and several other ATM networks of automated teller machines which permit Bank customers to perform monetary transactions in most cities throughout the southeast and other regions. The Bank also offers Internet banking services through its web site located at www.wgnb.com.

         Deposit Services. The Bank offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to the Bank's market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum allowed by law.

         As of December 31, 1999, the Bank had deposits of approximately $215 million, and approximately 23,000 deposit accounts. No material portion of the Bank's deposits have been obtained from an individual or a few individuals (including federal, state and local governments and agencies), the loss of any one or more of which would have a materially adverse effect on the Bank.

         The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits at December 31, 1999.


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

                                   Deposit Mix

                                              At December 31, 1999

Non-interesting bearing demand                        14.17%
NOW accounts and money market                         36.54%
Savings                                                3.58%
Time Deposits
         Under $100,000                               31.19%
         $100,000 and over                            14.52%
                                                     100.00%


         Lending Services. The Bank's lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, the Bank makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. As of December 31, 1999, the Bank had approximately $184 million in total loans, representing 72.5% of its total assets of approximately $254 million. The loan portfolio is made up of both fixed and adjustable rate loans. Approximately 67% of the Company's total loan portfolio is fixed rate and 33% is adjustable rate as of December 31, 1999. No material portion of the Bank's loans is concentrated within a single industry or group of related industries. The Bank is not depending to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not have a material adverse effect on the operations or earnings of the Bank.

         Real Estate Loans. Loans secured by real estate make up the primary component of the Bank's loan portfolio, constituting approximately $142.9 million, or 77.3%, of the Bank's total loans as of December 31, 1999. Approximately 62% of the real estate loans are fixed rate and 38% are adjustable rate. These loans consist of commercial real estate loans, construction and development loans, residential real estate loans and home equity loans. Real estate loans are collateralized by commercial and residential real estate in the Company's primary and secondary market areas. The types of real estate that typically constitute collateral include primary and secondary residences for individuals including multi family projects, places of business, real estate for agricultural uses and undeveloped land.

         Commercial Loans. The Bank makes loans for commercial purposes in various industries resident to its market area. As of December 31, 1999, commercial loans constituted approximately $24.1 million, or 13.1% of the Bank's total loans. Approximately 77% of commercial loans are fixed rate while 23% are adjustable. The typical commercial loan has a maturity of three years or less. Loans in this category exclude commercial loans secured by real estate. Commercial loans secured by real estate are included in the real estate category described above. The typical commercial loan has collateral such as equipment for business use, inventory and may include unsecured working capital lines.

         Consumer Loans. The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and


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


term loans and lines of credit. As of December 31, 1999, the Bank held approximately $17.7 million of consumer loans, representing 9.6% of its total loans. Consumer loans are primarily fixed rate in nature with 96% of this loan category carrying fixed rates. These loans are typically collateralized by personal automobiles, recreational vehicles, household items and may include unsecured loans to individuals.


         Other Lending Activities. The Bank also engages in secondary-market mortgage activities whereby the Bank originates mortgage loans on behalf of investor correspondent banks who fund the loans. The investor correspondent banks underwrite and price the loans and the Bank receives a fee for originating and packaging the loans. Periodically the Bank receives discount points depending on the pricing of the loan. No mortgage loans are held by the Bank for resale nor does the Bank service third party loans.

         Risks Associated with Lending Activities. Consumer and non-mortgage loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

         Commercial loans and loans secured by commercial and multi-family real estate properties are generally larger and involve greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation of the business or management of the property, repayment of such loans may be subject to adverse conditions in the economy or real estate markets. It has been the Bank's practice to underwrite such loans based on its analysis of the amount of cash flow generated by the business and the resulting ability of the borrower to meet its payment obligations. In addition, the Bank in general, seeks to obtain a personal guarantee of the loan by the owner of the business and under certain circumstances, seeks additional collateral.

         Construction loans are generally considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. In addition, the Bank assumes certain risks associated with the borrowers' ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be confronted with a project which, when completed, has a value insufficient to assure full repayment or to advance funds beyond the amount originally committed to permit completion of the project.


         Target Concentrations & Loan Portfolio Mix. The Bank has target concentration and portfolio mix limits written in its loan policy. The goal of the policy is to avoid concentrations that would result in particular loan or collateral type, industry or geographic area comprising a large part of the

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

whole portfolio. The portfolio should be varied enough to obtain a balance of maximum yield and minimum risk. The loan portfolio mix is reported and reviewed quarterly by the Board of Directors. Concentration targets are evaluated periodically to determine changes in risk profiles and market need. The following represents maximum target concentrations of loans by category as a percentage of total loans:



         Single-payment loans                                  25%
         Unsecured loans                                        6%
         Loans secured by:
                  Residential real estate                      30%
                  Commercial real estate                       35%
                  Convenience stores assets                     6%
                  Hotels/motels                                 5%
                  Poultry industry                              7%
         Acquisition & development/construction loans          20%
         Commercial and industrial purpose loans               20%
         Exceptions to primary and secondary trade area        10%


         The loan policy includes a provision limiting all types of real estate loans to 75% of the total loan portfolio. Although, in aggregate, this accounts for a large portion of the loan portfolio, real estate lending has historically been the Company's lowest loan loss category.


         Legal Lending Limit. The Bank is subject to loans to one borrower limitations prescribed for national banks by the Office of the Comptroller of the Currency (see Supervision and Regulation). The legal lending limit to a single borrower by regulation is defined as 25% of total capital plus reserves. The Bank, however, has defined an internal exposure limit to one borrower of 10% of total capital plus reserves.


         Loan Underwriting Standards. Management recognizes the importance of character and past performance as consideration in the lending decision process. In analyzing a credit relationship, primary emphasis is placed on adequacy of cash flow and the ability of the obligor to service the debt. Secondary emphasis is placed on the past performance of the borrower, the type or value of the collateral, the amount of net worth present or any performance of endorsers or guarantor that has not been proven.


         Collateral is not considered a substitute for the borrower's ability to repay. Collateral serves as a way to control the borrower and provide additional sources of repayment in the event of default. The quality and liquidity of the collateral are of paramount importance and must be confirmed before the loan is made. The Bank has loan to value and margin guidelines that are varied depending on the type of collateral offered. Loans secured by liquid assets and securities carry margins of 75% to 100% depending on the liquidity and price volatility of the asset. In general, loans to value on various types of real estate range from a high of 85% to a low of 60%. Installment loans, in general, require a loan to collateral value of at least 80%. In addition, there are limits on terms of repayment of loans for automobiles and related collateral which are dependent of the age of the asset. There are certain exceptions to the loan to value guidelines that are dependent on the overall creditworthiness of the borrower.

         Loan Approval. The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceeds an individual officer's lending authority, the loan request must be considered and approved by an officer with a higher lending limit or an officers' loan committee (the "OLC"). Individual officers' secured and unsecured lending limits range from $5,000 to $100,000, depending on seniority. The OLC, which consists of the president, executive vice president, two senior vice presidents and other lenders, has a lending limit of $300,000 for secured and $100,000 for unsecured loans. Loans between $300,000 and the Bank's legal lending limit must be approved by an executive loan committee, which is made up of the CEO of the Company, the President of the Bank and six outside directors.

         Loan Review. The Bank has a comprehensive loan review process involving an independent loan review officer and lending officers. The loan review process is designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of rating their loans. The Bank's independent loan review officer is charged with the responsibility of ensuring that all problem loans and all loan or line of credit relationships in excess of $350,000 are reviewed annually, with random sample checks on consumer loans and other loans less than $350,000. Additionally, the loan review officer monitors the loan rating system to ensure proper risk identification. The Bank's risk identification process is also reviewed by its regulators.

THE FINANCE COMPANY

         The Finance Company was established primarily for the purpose of diversifying revenue sources for the Company by offering conforming and non-conforming mortgage and home equity products as well as consumer financing not traditionally offered by banks. The Finance Company, like the Bank, originates first and second residential mortgage loans and sells these loans to correspondent investors. In addition, the Finance Company makes consumer finance loans to individuals, which it holds in its own loan portfolio. The consumer finance loans consist of (a) loans to individuals in original principal amounts of less than $3,000 that are regulated under the Georgia Industrial Loan Act ("GILA") or (b) loans to individuals in excess of $3,000 that are not regulated under GILA. As of December 31, 1999, the Finance Company contributed less than 1% of the total consolidated revenues for the Company.

MARKET AREA

         The Bank's primary market area includes all of Carroll County, Georgia and the western portion of Douglas County, Georgia. Approximately 98% of the Bank's customers reside in Carroll County, although it attracts some loan business from neighboring Douglas and Paulding Counties. The Bank's secondary market area includes the Georgia counties of Paulding, Douglas, Heard, and Haralson, and the Alabama counties of Clebourne and Randolph. Carroll County is located approximately 45 miles southwest of Atlanta and 90 miles east of Birmingham, Alabama. Carroll County's major industries include wire production, poultry processing, textiles and other manufacturing. The State University of West Georgia, which serves more than 8,000 students, is also located in Carrollton, the location of the Bank's main office.

         Carroll County's population has grown steadily but comparatively slowly when compared to some metro Atlanta counties, reflecting an average annual growth rate of 2.0% from 1990 to 1998. Its growth rate is also lower than that for the state of Georgia. However, there has been an increase in infrastructure spending by local and state government and an increase in the issuance of residential and commercial building permits. Unemployment rates for Carroll County have historically been at or above the state average. This can be attributed to the recent decline in the textile industry in Carroll County. Per capita income in Carroll County has been slightly lower than that for the state as a whole but the overall gap has been narrowing.

         The City of Carrollton has been a major retail draw for surrounding counties in western Georgia and eastern Alabama. Single family building permits issued in Carroll County in 1999 (concentrated primarily in the northern part of the County near I-20) were 29% higher than in 1998 and surpassed all other western Georgia counties. Douglasville, in neighboring Douglas County, is currently experiencing a surge of new retail activity primarily centered near the recently completed Arbor Place Mall. Hiram, in neighboring Paulding County, has also experienced a significant increase in retail activity, particularly at the intersection of Georgia Highway 92 and U.S. Highway 278 where the Finance Company is located.

         Carroll County is the largest deposit base county in its market area with Douglas County to its east and Paulding County to its north emerging as deposit growth areas. The compound annual growth rate for deposits at financial institutions in Carroll County for the years 1993-1998 was 3.2%. The amount of total deposits in Carroll County was approximately $850 million at December 31, 1998, compared to total deposits of approximately $710 million in 1993. Douglas County had the second largest deposit base in its market area with $600 million, with Paulding County coming in third with $390 million, at the end of 1998.


         Significant development has occurred in the western Georgia area along the I-20 West corridor. The development of communities west of metro Atlanta along I-20 such as Douglasville and westward toward the city of Villa Rica will have an impact on the Company's primary and secondary market areas. Because this growth and development is so new, the statistical impact on the Company's market area has not been determined. Retail developments such as Arbor Place Mall and additional retail establishments in the Chapel Hill area of Douglas County along with large residential developments such as Chapel Hills Country Club, Bear Creek and Mirror Lake are anticipated to have an economic impact on the West Georgia area including North Carroll County. The Bank's Villa Rica Office has experienced the fastest percentage loan growth of all locations with approximately 36% or $15.6 million in 1999.


COMPETITION

         The Bank and the Finance Company operate in a competitive environment, competing for deposits and/or loans with commercial banks, thrifts and other financial entities. Principal competitors include other community commercial banks (such as Community First Bank, CB&T of West Georgia, Regions Bank, Peoples Bank of West Georgia and Hometown Bank of Villa Rica) and larger institutions with branches in the Bank's market area (such as Bank of America, SunTrust Bank and SouthTrust Bank). Numerous mergers and consolidations involving banks in the

Bank's market area have occurred recently, requiring the Bank to compete with banks with greater resources.

         The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in the Bank's market area offer services such as trust, investment and international banking, which the Bank does not offer, and have greater financial resources or have substantially higher lending limits than do the Bank or Finance Company.

         To compete with other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. Management believes that the Bank has an opportunity to establish business ties with customers who have been displaced by the consolidations and desire to forge banking relationships with locally owned and managed institutions.

         The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies not only on the goodwill and referrals of satisfied customers, as well as traditional media advertising to attract new customers, but also on individuals who develop new relationships to build the customer base of the Bank. To enhance the Bank's image in the community, the Bank supports and participates in many events. Employees, officers and directors represent the Bank on many boards and local civic and charitable organizations.

EMPLOYEES

         As of December 31, 1999, the Bank had 104 full time equivalent employees and the Finance Company had five full time employees none of whom is a party to a collective bargaining agreement. Certain executive officers of the Bank and Finance Company also serve as the officers of the Company (who does not have compensated employees). The Company believes that both the Bank and Finance Company enjoy satisfactory relations with their respective employees.

MONETARY POLICIES

         The operations of the Bank and Finance Company are affected by the credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System. The instruments of monetary policy employed by the Federal Reserve System include open market operations in U. S. government securities, changes in discount rates on member bank borrowings, and changes in reserve requirements against member bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve System, no prediction could be made as to possible future changes in interest rates, deposit levels, loan demand, or the business and earnings of the Bank and Finance Company.

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

SUPERVISION AND REGULATION

         The Company and its subsidiaries are extensively regulated under federal and state law. These laws and regulations generally are intended to protect depositors, not stockholders. The following is a summary description of certain provisions of certain laws which affect the regulation of bank holding companies and banks. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and its subsidiaries. Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and following with the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), numerous additional regulatory requirements have been placed on the banking industry in the past five years, and additional changes have been proposed. The banking industry is also likely to change significantly as a result of the passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"). The Company's operations may be affected by legislative changes and the policies of various regulatory authorities and the Company is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

THE COMPANY

         The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company's and the Bank's activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

         Investments, Control and Activities. With certain limited exceptions, the BHCA requires every bank holding company to obtain prior approval of the Federal Reserve:

         - to acquire the ownership or control of more than 5% of any class of voting stock of any bank not already controlled by it;

         - for it or any subsidiary (other than a bank) to acquire all or substantially all of the assets of a bank; and

         -        to merge or consolidate with any other bank holding company.

         In addition, and subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank holding company, such as the Company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the Company has registered securities under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

         The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly, or the effect of which may be substantially to lessen competition in any section of the country, or that in any other manner would be in restraint of trade, unless the transaction's anticompetitive effects are clearly outweighed by the public interest. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

         Bank holding companies generally are also prohibited under the BHCA from engaging in non-banking activities or from acquiring direct or indirect control of any company engaged in non-banking activities. However, the Federal Reserve may permit bank holding companies to engage in certain types of non-banking activities determined by the Federal Reserve to be closely related to banking or managing or controlling banks. Activities determined by the Federal Reserve to fall under this category include:

         -        making or servicing loans and certain leases;

         -        providing certain data processing services;

         -        acting as a fiduciary or investment or financial advisor,

         -        providing discount brokerage services;

         -        underwriting bank eligible securities; and

         -        making investments designed to promote community welfare.

         Subsidiary banks of a bank holding company are subject to certain restrictions on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, federal law prohibits a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or the furnishing of services. For example, the Bank may not generally require a customer to obtain other services from it or the Company, and may not require that a customer promise not to obtain other services from a competitor as a condition to an extension of credit to the customer.

         Source of Strength; Cross-Guarantee. Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its bank subsidiaries and to commit resources to support these subsidiaries. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. Under these provisions, a bank holding company may be required to loan money to its subsidiary banks in the form of capital notes or other instruments, which qualify for capital under regulatory rules. Under the BHCA, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition. The Bank may be required to indemnify, or cross-guarantee, the FDIC against losses it incurs with respect to any other bank controlled by the Company, which in effect makes the Company's equity investments in healthy bank subsidiaries available to the FDIC to assist any failing or failed bank subsidiary of the Company.

         State Regulation. Activities of the Company are subject to certain provisions of The Financial Institutions Code of Georgia and regulations issued pursuant to such code. These provisions are administered by The Georgia Department of Banking & Finance, which has concurrent jurisdiction with the Federal Reserve over the activities of the Company. The laws and regulations administered by The Georgia Department of Banking & Finance are generally consistent with, or supplemental to, those federal laws and regulations discussed herein.

THE BANK

         As a national bank, the Bank is subject to the supervision and examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules). The OCC and the FDIC regulate or monitor all areas of the Bank's commercial banking operations, including security devices and procedures, adequacy of capitalization and loan loss reserves, loans, investments, borrowings, deposits, mergers, consolidations, reorganizations, issuance of securities, payment of dividends, interest rates, establishment of branches, and other aspects of its operations. The OCC requires the Bank to maintain certain capital ratios and imposes limitations on the Bank's aggregate investment in real estate, bank premises and furniture and fixtures. The Bank is currently required by the OCC to prepare quarterly reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

         Under FDICIA, all insured institutions must undergo periodic on-site examination by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or any other appropriate federal agency, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could pose additional requirements and limitations on the bank. The Bank was examined for CRA compliance in March, 1997 and received a CRA rating of "outstanding."

         Other Regulations. Interest and certain other charges collected or contracted for by the Bank are subject to Georgia usury laws and certain federal laws concerning interest rates. The Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit

Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services. The Bank's commercial transactions are also subject to the provisions of Georgia law governing such transactions as they appear in non-banking commercial activities. These laws include the Uniform Commercial Code and other provisions of The Georgia Code Annotated.

DEPOSIT INSURANCE

         The deposits of the Bank are currently insured to a maximum of $100,000 per depositor, subject to aggregation rules. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. Since 1993, insured depository institutions like the Bank have paid for deposit insurance under a risk-based premium system. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

DIVIDENDS

         The Company is a legal entity separate and distinct from the Bank. The principal source of cash flow for the Company is dividends from the Bank. The amount of dividends that may be paid by the Bank to the Company depends on the Bank's earnings and capital position and is limited by various statutory and regulatory limitations. In addition, the Federal Reserve has stated that bank holding companies should refrain from or limit dividend increases or reduce or eliminate dividends under circumstances in which the bank holding company fails to meet minimum capital requirements or in which its earnings are impaired.

         As a national bank, the Bank may not pay dividends from its paid-in-capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Under FDICIA, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. See Capital Adequacy.

         As discussed below, additional capital requirements imposed by the OCC may limit the Bank's ability to pay dividends to the Company. The Bank paid dividends in the amount of $2,143,871 to the Company during 1999. Under the OCC guidelines, at December 31, 1999, the Bank was permitted to pay the Company dividends of up to $8,088,714.

         In addition to the availability of funds from the Bank, the future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash needs and general business conditions. If dividends should be declared in the future, the amount of such dividends presently cannot be estimated and it cannot be known whether such dividends would continue for future periods.

CAPITAL ADEQUACY

         Federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to:

         - make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies;

         -        account for off-balance sheet exposure; and

         -        minimize disincentives for holding liquid assets.

         The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimums.

         The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based Total Capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Bank holding companies controlling financial institutions can be called upon to boost the institution's capital and to partially guarantee the institution's performance under their capital restoration plans. Tier 1 capital includes stockholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangible assets and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate-term preferred stock and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

         Under the guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business.

         The Federal Reserve also has implemented a leverage ratio, which is Tier 1 capital as a percentage of average total assets less intangible assets, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve has established a minimum 3% leverage ratio of Tier 1 capital to total assets for the most highly rated bank holding companies and insured banks. All other bank holding companies and insured banks will be required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The tangible Tier 1 Leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

         FDICIA established a capital-based regulatory plan designed to promote early intervention for troubled banks and requires the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. To qualify as a well capitalized institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%. The bank must also not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level.

         Under FDICIA, regulators must take prompt corrective action against depository institutions that do not meet minimum capital requirements. FDICIA and the related regulations establish five capital categories as shown in the following table.

                                                    TOTAL RISK-    TIER I RISK-   TIER I
                   CLASSIFICATION                  BASED CAPITAL  BASED CAPITAL  LEVERAGE
                   --------------                  -------------  -------------  --------

         Well Capitalized (1)                            10%           6%           5%

         Adequately Capitalized (1)                       8%           4%           4%(2)

         Undercapitalized (3)                            <8%          <4%          <4%

         Significantly Undercapitalized (3)              <6%          <3%          <3%

         Critically Undercapitalized (3)                 --           --           <2%

         ---------------

         (1)      An institution must meet all three minimums.
         (2) 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.
         (3) An institution is classified as undercapitalized if it is below the specified capital level for any of the three capital measures.

         A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating in any one of four categories. As a depository institution moves downward through the capitalization categories, the degree of regulatory scrutiny will increase and the permitted activities of the institution will decrease. Action may be taken by a depository institution's primary federal regulator against an institution that falls into one of the three undercapitalized categories, including the requirement of filing a capital plan with the institution's primary federal regulator, prohibition on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring. Other restrictions may be imposed on the institution either by its primary federal regulator or by the FDIC, including requirements to raise additional capital, sell assets, or sell the institution.

         As of the date of this filing, the Company and the Bank are both considered to be well capitalized according to their regulatory capital requirements.

INTERSTATE BANKING AND BRANCHING RESTRICTIONS

         Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), effective September 29, 1995, an adequately capitalized and adequately managed bank holding company may acquire a bank across state lines, without regard to whether such acquisition is permissible under state law. A bank holding company is considered to be "adequately capitalized" if it meets all applicable federal regulatory capital standards.

         While the Riegle-Neal Act precludes a state from entirely insulating its banks from acquisition by an out-of-state holding company, a state may still provide that a bank may not be acquired by an out-of-state company unless the bank has been in existence for a specified number of years, not to exceed five years. Additionally, the Federal Reserve may not approve an interstate acquisition which would result in the acquirer=s controlling more than 10% of the total amount of deposits of insured depository institutions in the United States with 30% or more of the deposits in the home state of the target bank. A state may waive the 30% limit based on criteria that does not discriminate against out of state institutions. The limitations do not apply to the initial entry into a state by a bank holding company unless the state has a deposit concentration cap that applies on a nondiscriminatory basis to in state or out of state bank holding companies making an initial acquisition.

         The Riegle-Neal Act also provides that, beginning on June 1, 1997, banks with different home states may merge, unless a particular state opts out of the statute. Consistent with the Riegle-Neal Act, Georgia adopted legislation in 1996 which has permitted interstate bank mergers since June 1, 1997.

         In addition, beginning June 1, 1997, the Riegle-Neal Act has permitted national and state banks to establish de novo branches in another state if there is a law in that state which applies equally to all banks and expressly permits all out-of-state banks to establish de novo branches. However, in 1996, Georgia adopted legislation which opts out of this provision. The Georgia legislation provides that, with the prior approval of the Georgia Department of Banking and Finance, after July 1, 1996, a bank may establish three new or additional de novo branch banks anywhere in Georgia and, beginning July 1, 1998, a bank may establish new or additional branch banks anywhere in the state with prior regulatory approval.

OTHER APPLICABLE REGULATIONS

         RCDRIA. The Riegle Community Development and Regulatory Improvement Act of 1994 promotes economic revitalization and community development to investment areas. It established a Community Development Financial Institutions Fund to achieve these objectives. The fund is authorized to provide financial assistance through a variety of mechanisms, including equity investments, grants, loans, credit union shares and deposits. The amount of assistance any community development financial institution and its subsidiaries and affiliates may receive is generally limited to $5 million. A qualifying institution may receive an additional $3.75 million for the purpose of serving an investment area in another state.

         The act provides certain regulatory relief, requiring each federal agency to streamline and modify its regulations and policies, remove inconsistencies and eliminate outmoded and duplicative requirements. The act directs the federal agencies to coordinate examinations among affiliate banks, coordinate examinations with other federal banking agencies, and work to coordinate with state banking agencies. The federal banking agencies also are directed to work jointly in developing a system for banks and savings associations to file reports and statements electronically and to adopt a single form for filing core information in reports and statements.

         Financial Services Modernization Act. On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act of 1999, known as the Financial Services Modernization Act of 1999, which repeals many of the restrictions on the activities of banks and bank holding companies. The new law establishes two new structures - "financial holding companies" and "financial subsidiaries" - that enable qualifying bank holding companies and banks to provide a wide variety of financial services that formerly could be performed only by insurance companies and securities firms. The new law also permits bank affiliations with insurance and securities firms.

         From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, what effect these would have.

         The earnings of the Company are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

THE FINANCE COMPANY

         The small balance loans made by the Finance Company are governed by GILA, which governs loans of $3,000 or less and requires that lenders subject to GILA not lend funds for a term of more than 36 months and 15 days. GILA provides for a maximum rate of interest and specifies permitted additional fees which can be charged for a loan, including loan fees, maintenance fees and late fees. The Finance Company is also authorized to collect the actual and reasonable expense of repossessing, storing, and selling any collateral pledged as security. In general, charges, interest and fees cannot exceed the 5% per month limit established by the criminal usury provisions of Georgia law.

         GILA requires that each office in which a small loan business is conducted be licensed by the State of Georgia. The granting of a license depends on a finding of public convenience and advantage for the proposed office, and upon a finding of the financial responsibility, character and fitness of the applicant. Pursuant to regulations under GILA, the Finance Company is required to demonstrate that it has a minimum net worth of $25,000 to begin business. As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the Georgia Industrial Loan Department. Licenses are revocable for cause, and their continuance depends upon compliance with the law and regulations under which they are issued. As of the date of this Registration Statement, the Finance Company has never had any of its GILA licenses revoked.

         The activities of the Finance Company are subject to provisions of the Georgia Residential Mortgage Act and regulations issued pursuant thereto. In addition, all of its lending operations are carried on under the provisions of the Federal Consumer Credit Protection Act and the Fair Credit Reporting Act. On all loans made by the Finance Company, the finance charge, the annual percentage rate, the total of payments and other disclosures required by the Truth-in-Lending Act are disclosed to the borrower.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL INFORMATION

         The following discussion is intended to provide insight into the financial condition and results of operations of the Company and its subsidiaries and should be read in conjunction with the consolidated financial statements and accompanying notes. Management's discussion contains comments about the years ended December 31, 1999 and 1998 and the quarters ended March 31, 2000 and 1999. Quarterly ratios and percentages were annualized where applicable.

EARNINGS OVERVIEW

For the Years Ended December 31, 1999 and 1998

GENERAL

         The Company's earnings were $3.56 million in 1999, an increase of 4.71% when compared to $3.40 million earned in 1998. This increase is primarily attributable to the Bank's continued loan growth. Net earnings per share on a fully diluted basis was $1.13 for 1999, compared with $1.07 reported in 1998, an increase of 5.6%. Return on average assets and return on average stockholders' equity for 1999 was 1.48% and 16.27%, respectively, compared with 1.57% and 16.08%, respectively, for 1998.

NET INTEREST INCOME

         The Company's operational results primarily depend on the earnings of the Bank. The Bank's earnings depend, to a large degree, on net interest income. Net interest income is defined as the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense on deposits and other borrowings. The following discussion and analysis of net interest margin assumes and is stated on a tax equivalent basis. That is, non-taxable interest is restated at its taxable equivalent rate.

           The banking industry uses two key ratios to measure the relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The other commonly used measure is net interest margin. The net interest margin is defined as net interest income as a percent of average total interest earning assets and takes into account the positive impact of investing non-interest-bearing deposits.

         Net interest income increased by $797 thousand or 7.2% in 1999 from 1998. Net interest income at December 31, 1999, was $11.9 million compared to $11.1 million in 1998. The net interest margin on interest earning assets was 5.49% in 1999, a decrease when compared to 1998's net interest margin of 5.63%.

         The net interest spread was 4.78% in 1999 and 4.79% in 1998, while the net interest margin was 5.49% in 1999 and 5.63% in 1998. The decrease in the margin and the spread are primarily due to the Bank's increased emphasis in commercial lending and its endeavor to attract more credit worthy borrowers. Commercial loans are indicative of larger balances, which typically have lower interest rates than consumer loan products. The Bank focuses on attracting customers who are the most credit worthy in its market. The competition for these customers in our market area and in most market areas is strong. Because we have chosen to take less risk, the interest rates and fees for those borrowers is not as high as those borrowers that present more credit risk.

         The cost of interest-bearing liabilities for 1999 was 4.29%, a decrease of 41 basis points from 1998. The decrease is primarily attributable to the generally stable and slight downward trend in interest rates over the past three years and the Bank's deposit base continuing to re-price at lower rates. Interest-bearing demand accounts were also re-priced to lower rates in 1999.


         The following table shows, for the past two years, the relationship between interest income and interest expense and the average daily balances of interest-earning assets and interest-bearing liabilities.

TABLE 1

AVERAGE CONSOLIDATED BALANCE SHEETS AND NET INTEREST ANALYSIS

                                                           For the Years Ended December 31,
                                                                    (in thousands)
                                                        1999                              1998
                                           ----------------------------------------------------------------
                                           Average                Yield/     Average                Yield/
                                           Balance    Interest     Rate      Balance    Interest     Rate
                                           ----------------------------------------------------------------
Assets:
Interest earnings assets:
   Investments:
     Federal funds sold                    $  6,087        316       5.19%      8,779        481       5.48%
     Taxable                                 33,116      1,956       5.91%     27,320      1,650       6.04%
     Tax exempt                              11,261        853       7.57%      6,943        523       7.53%
                                           --------   --------   --------    --------   --------   --------
       Total Investments                     50,464      3,125       6.19%     43,042      2,654       6.17%
   Loans (including loan fees):
     Taxable                                171,185     16,951       9.90%    157,106     16,331      10.39%
     Tax Exempt                               1,443        148      10.26%      1,703        175      10.28%
                                           --------   --------   --------    --------   --------   --------
       Total Loans                          172,628     17,099       9.91%    158,809     16,506      10.39%
                                           --------   --------   --------    --------   --------   --------
Total interest earning assets               223,092     20,224       9.07%    201,851     19,160       9.49%
Other non-interest earnings assets           17,062                            14,961
                                           --------                          --------
Total assets                               $240,154                           216,812
                                           ========                          ========

Liabilities and stockholders' equity:
Interest-bearing liabilities:
   Deposits:
     Demand                                $ 72,318      2,068       2.86%     59,070      1,788       3.03%
     Savings                                 11,913        236       1.98%     11,343        311       2.74%
     Time                                    93,068      5,230       5.62%     88,794      5,335       6.00%
   FHLB advances
     & other borrowings                       8,323        434       5.21%      6,915        370       5.35%
                                           --------   --------   --------    --------   --------   --------
   Total interest-bearing liabilities       185,622      7,968       4.29%    166,122      7,804       4.70%

Non-interest bearing deposits                29,199                            26,598
Other liabilities                             3,483                             2,954
Stockholders' equity                         21,850                            21,138
                                           --------                          --------
       Total liabilities and
       Stockholders' equity                $240,154                           216,812
                                           ========                          ========
Excess of interest-earning assets
   over interest-bearing liabilities       $ 37,470                            35,729
                                           ========                          ========
Ratio of interest-earning assets to
   Interest-bearing liabilities              120.19%                           121.51%

Net interest income tax equivalent                      12,256                            11,356
Net interest spread                                                  4.78%                             4.79%
Net interest yield on interest                                       5.49%                             5.63%
   Earning assets
Taxable Adjustments
   Investments                                            (290)                             (178)
   Loans                                                   (50)                              (60)
                                                      --------                          --------
Net interest income                                    $11,916                            11,118
                                                      ========                          ========

         Non-accrual loans and the interest income that was recorded on these loans, are included in the yield calculation for loans in all periods reported. Tax-exempt interest income is calculated on a tax equivalent basis.


         The following table shows the relative impact on net interest income of changes in the annual average daily outstanding balances (volume) of interest-earning assets and interest-bearing liabilities and the rates earned
(rate) by the Company on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.


TABLE 2
CHANGES IN INTEREST INCOME AND EXPENSE ON A TAX EQUIVALENT BASIS

                                                                         (in thousands)
                                                             Increase (decrease) due to changes in:
                                                             --------------------------------------
                                                       1999 over 1998                      1998 over 1997
                                                       --------------                      --------------
                                               Volume       Rate       Total       Volume       Rate       Total
                                              --------    --------    --------    --------    --------    --------
Interest income on:
   Federal funds sold                         $   (140)        (25)       (165)        215          (5)        210
   Taxable investments                             342         (37)        305         120         (87)         33
   Non-taxable investments                         328           3         331          71          11          82
   Taxable loans                                 1,394        (774)        620       1,784         168       1,952
   Non-taxable loans                               (27)          0         (27)         (9)          0          (9)
                                              --------    --------    --------    --------    --------    --------
         Total Interest Income                   1,897        (833)      1,064       2,181          87       2,268
                                              --------    --------    --------    --------    --------    --------

Interest expense on:
     Deposits:
     Demand                                        379         (99)        280         158         (47)        111
         Savings                                    11         (87)        (76)         22         (22)          0
         Time                                      240        (345)       (105)        516         205         721
     FHLB advances & other borrowings               74         (10)         64         317          (5)        312
                                              --------    --------    --------    --------    --------    --------
         Total Interest Expense                    704        (541)        163       1,013         131       1,144
                                              --------    --------    --------    --------    --------    --------
Increase (decrease) in net interest income    $  1,193        (293)        900       1,168         (44)      1,124
                                              ========    ========    ========    ========    ========    ========

OTHER INCOME AND EXPENSE

         Other income in 1999 of $1.93 million increased over 1998 by $122 thousand or 6.7%. The increase is primarily due to an increase in the volume of service charges on deposit accounts and more specifically attributable to insufficient funds charges on deposit accounts.

         Other expenses increased by $794 thousand (11.0%) in 1999 over 1998 principally due to the increase in employee costs of approximately $354 thousand related to an increase in the both number and pay rate of employees. The Company added personnel in the operations and commercial loan departments in an effort to better manage its expanding asset base. Additionally, other operating expense increased by $405 thousand. This increase was the result of increased professional fees and other expense attributable to year 2000 preparation and updating of operating systems.

         Income taxes, expressed as a percentage of earnings before income taxes, remained relatively stable at 36% in 1999 and 35% in 1998.

For the Quarters Ended March 31, 2000 and 1999

GENERAL

         Net earnings for the quarter ended March 31, 2000 were $997 thousand. This represented an increase of approximately $180 thousand or 22% compared to first quarter 1999. Net earnings per common share on a fully diluted basis increased 24% for the first quarter of 2000 and was $0.31 compared to $0.25 in the first quarter of 1999. Return on average assets and return on average equity on an annualized basis for the first quarter of 2000 was 1.60% and 18.82%, respectively. This compared to return on average assets and average equity of 1.50% and 15.66%, respectively for the first quarter of 1999.

NET INTEREST INCOME

         Net interest income increased 17% for the quarter ended March 31, 2000 over the same period of 1999 to $3.2 million. Net interest income for the quarter ended March 31, 2000 increased approximately $470 thousand compared to the first quarter of 1999. This increase resulted from an $832 thousand or 18% increase in interest income and a $362 thousand or 19% increase in interest expense.

         The increase in interest income resulted from an increase in average earning assets of $33 million that was augmented by an increase of 27 basis points in average yield on earning assets for the period from 8.94% to 9.21%. The first quarter ended March 31, 2000 net interest margin was helped by a recovery of previously charged off interest of approximately $68 thousand. The increase in interest expense was due to a $31 million increase in average interest bearing liabilities and a 17 basis point increase in the cost of those funds.

OTHER INCOME AND EXPENSE

         Other income for the first three months of 2000 increased approximately $75 thousand or 14% compared to the first quarter of 1999. Service charges on deposit accounts increased by approximately $64 thousand or 21% during 2000 compared to the first three months of 1999. Of this increase, approximately $56 thousand was due to increases in non-sufficient funds fees on customers' return checks and the remainder was attributable to an increase in service charge income due to an increase the number of deposit accounts.

         Other expense increased almost $300 thousand or 15% in the first quarter of 2000 compared to the same period in 1999. Salaries and employee benefits increased approximately $190 thousand, a 17% increase over first quarter 1999. The increase was due to additional staff in the commercial loan and operations departments as well as increases in pay rates for employees in the Bank. The increase in salaries and benefits were normal for the company and planned to properly handle increased work requirements. Other expenses increased approximately $108 thousand or 13% this period compared to the first three months in 1999. Approximately $64 thousand of this increase is attributable to occupancy expenses such as depreciation expense, maintenance and repairs and other occupancy expense. The Bank's main office required exterior repairs. In addition, the Bank had purchased software and hardware associated with a new accounts platform and year 2000 upgrades that caused depreciation expense to increase in 2000. The remainder of the increase in other expense was not concentrated in any single expense line item.

         Income tax expense for the first three months was $541 thousand in 2000 compared to $447 thousand in 1999. The effective tax rates for the first three months ended March 31, 2000 and 1999 were 35% for each period.

BALANCE SHEET OVERVIEW

For the Years Ended December 31, 1999 and 1998

GENERAL

         During 1999, average total assets increased $23.3 million (11.1%) over 1998. Average deposits increased $20.7 million (11.1%) in 1999 over 1998. Average loans increased $13.8 million (8.1%) in 1999 over 1998. The growth figures discussed above are attributable to the expansion of metro Atlanta westward towards the Company's market area over the past several years and the resulting development of the Bank's market area including Carroll, Douglas and Paulding Counties, Georgia.

         Total assets at December 31, 1999, were $254.0 million, representing a $29.9 million (13.3%) increase from December 31, 1998. Total deposits increased $21.9 million (11.3%) from 1998 to 1999 while total loans increased $22.9 million (14.1%) during 1999. More than one half of the increase in deposits came as a result of an increase of $11.9 million in interest-bearing demand accounts from 1998 to 1999 while time deposits accounts increased $7.6 million in 1999. As the local economy remains strong, loan demand remains good. Consequently, the Bank showed increases in each loan classification at year-end with particular increases in residential construction and commercial real estate loans. The loan growth experienced by the Company was funded principally with increases in deposit accounts and advances from the Federal Home Loan Bank.

INVESTMENTS

         The investment portfolio consists primarily of debt securities, which provide the Company with a source of liquidity and a relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds and supplying securities to pledge as required collateral for certain deposits. The following table shows the carrying value of the Company's securities, by security type, as of December 31, 1999 and 1998.

TABLE 3
INVESTMENT PORTFOLIO

                                                     (in thousands)
Available for Sale                                1999            1998
                                                --------        --------
United States treasuries and agencies           $ 13,696          15,099
State, county and municipal                       13,240           8,445
Mortgage-backed securities                        14,449          17,952
                                                --------        --------
         Total available for sale               $ 41,385          41,996
                                                ========        ========

Held to Maturity

Trust Preferred Securities                      $  1,000
                                                --------
         Total held to maturity                 $  1,000
                                                ========

         The following table presents the expected maturity of the amortized cost of securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis, assuming a 34% tax rate) at December 31, 1999. The composition and maturity/re-pricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

TABLE 4
EXPECTED MATURITY OF SECURITIES

                                             (in thousands)

                           United States   Wtd.    State      Wtd.  Mortgage-    Wtd.               Wtd.
Maturities at               Treasuries &   Avg.  County and   Avg.    Backed     Avg.    Trust      Avg.
December 31, 1999             Agencies     Yld.  Municipal    Yld.  Securities   Yld.  Preferred    Yld.
-----------------          ------------- ------- ---------- ------- ---------- ------- ---------  -------

Within 1 year                 $  2,500     5.53%       --       --       202     4.89%       --       --
After 1 through 5 years          7,107     5.77%    2,432     6.43%    5,913     5.94%       --       --
After 5 through 10 years         4,688     6.05%    6,741     6.83%    8,058     6.23%       --       --
After 10 years                      --       --     4,449     7.37%      845     7.09%    1,000     9.75%
                              --------   ------    ------   ------    ------   ------    ------   ------

Totals                        $ 14,295     5.82%   13,622     6.93%   15,018     6.15%    1,000     9.75%
                              ========   ======    ======   ======    ======   ======    ======   ======

         Mortgage backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities. The actual cash flow of mortgage backed securities differs with this assumption. Yields on tax-exempt securities are calculated on a tax equivalent basis.

         The following table presents loans by type at the end of each of the last two years.

TABLE 5
LOAN PORTFOLIO

                                                       (in thousands)
                                                        December 31,
                                                   1999               1998
                                                ----------         ----------

Commercial, financial & agricultural            $   24,144             19,527
Real estate - construction                          34,769             22,717
Real estate - mortgage                             108,137            102,702
Consumer loans                                      17,745             16,970
                                                ----------         ----------
                                                   184,795            161,916
Less:    Unearned interest and fees                   (467)              (442)
         Allowance for loan losses                  (2,281)            (2,019)
                                                ----------         ----------
              Loans, net                        $  182,047            159,455
                                                ==========         ==========

         The following table sets forth the maturity distribution and interest rate sensitivity of commercial, financial and agricultural loans, real estate construction and mortgage loans and consumer loans as of December 31, 1999.

TABLE 6
LOAN PORTFOLIO MATURITY

                                                                         (in thousands)
                                                                Over
                                            One       Wtd.     One to    Wtd.      Over     Wtd.               Wtd.
                                            Year      Avg.      Five     Avg.      Five     Avg.               Avg.
                                          or Less     Yld.     Years     Yld.     Years     Yld.     Total     Yld.
                                          --------   ------    ------   ------    ------   ------    ------   ------
Commercial, financial & agricultural      $ 15,751     8.68%    7,064     8.79%    1,329     7.56%    24,144    8.65%
Real estate - construction                  23,999     8.83%    9,515     8.93%    1,255     8.59%    34,769    8.85%
Real estate - mortgage                      26,688     8.71%   48,110     8.82%   33,339     8.72%   108,137    8.76%
Consumer                                     9,685    10.45%    7,954     9.45%      106     8.72%    17,745    9.99%
                                          --------   ------    ------   ------    ------   ------    -------  ------

     Total                                $ 76,123     8.96%   72,643     8.90%   36,029     8.67%   184,795    8.88%
                                          ========   ======    ======   ======    ======   ======    =======  ======

VARIABLE/FIXED RATE MIX

                                                                (in thousands)
                                                  Fixed         Wtd         Variable       Wtd
                                                 Interest       Avg         Interest       Avg
                                                  Rates         Yld          Rates         Yld
                                                 --------      ------       --------      ------
Commercial, financial and agricultural           $  5,500        9.04%        18,644        8.54%
Real estate - construction                          7,231        9.04%        27,538        8.80%
Real estate - mortgage                             47,346        8.85%        60,791        8.69%
Consumer                                              705       10.20%        17,040        9.98%
                                                 --------      ------       --------      ------
     Total                                       $ 60,782        8.91%       124,013        8.87%
                                                 ========      ======       ========      ======

PROVISION AND ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES

         The provision for loan losses for the Company in 1999 was $303 thousand compared to $495 thousand in 1998. The significant decrease in the provision for loan losses was primarily attributable to continued low loan charge-offs and good recovery experience. The Company's methodology for measuring the adequacy of the allowance for loan loss indicates sufficient reserve for expected future loan losses in the portfolio. The provision for loan losses continues to reflect management's estimate of potential loan losses inherent in the portfolio and the creation of an allowance for loan losses adequate to absorb such losses. The allowance for loan losses represented approximately 1.23% and 1.25% of total loans outstanding at December 31, 1999 and 1998, respectively. Total charge-offs were $130 thousand and $130 thousand compared to recoveries of $89 thousand and $128 thousand during 1999 and 1998, respectively.

         The Company has an independent loan review function. All loans are placed in loan grade categories, which are consistent with those used by the Bank's regulators. All loans are constantly monitored by the loan officer and the loan review function for consistency and accuracy. Through this grading process, the Bank assures the timely recognition of credit risks. In general, as credit risk increases, the level of the allowance for loan and lease loss will also increase.

         A formal allowance for loss adequacy test is performed at each month end. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

         Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five though six, which represent criticized or classified loans, are assigned allocations of loss based on management's estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Loans graded one through four are stratified by type and allocated loss ranges based on historical loss experience for the strata. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an internal loan reviewer who is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

         Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulators, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such regulators may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. Management of the Company realizes the importance of maintaining an adequate allowance for loan losses. Through a professional loan review function and effective loan officer identification program, management is recognizing weaknesses in the loan portfolio in a timely manner. Early identification of deteriorating credit attributes allows management to take a proactive role in documenting an established plan to enhance the Company's position and minimize the potential for loss.

         Through the problem loan identification program outlined above, management is able to identify those loans that exhibit weakness and classify them on a classified and criticized loan list.

The Company's migration analysis assigns historical loss amounts to pools of loans according to classifications of risk ratings to calculate a general allowance to the overall portfolio. In cases where significant weaknesses exist in a specific loan, a specific reserve is assigned to such loans in addition to the general allowance. The Company also evaluates the risks associated with concentrations in credit. If it is necessary to assign an allowance related to concentrations of credit, the Company adds a specific reserve related to such risks.

         The following table presents a summary of changes in the allowance for loan losses for each of the past two years.

TABLE 7
ALLOWANCE FOR LOAN LOSSES


                                                        (in thousands)
                                                         December 31,
                                                         ------------
                                                      1999           1998
                                                     ------         ------
Balance at beginning of year                         $2,019          1,526
Charge-offs:
   Commercial, financial and agricultural                32             38
   Real estate-construction                              --             --
   Real estate-mortgage                                  18              5
   Consumer loans                                        80             87
                                                     ------         ------
         Total charge-offs                              130            130
                                                     ------         ------
Recoveries:
   Commercial, financial and agricultural                14             30
   Real estate-construction                              --             --
   Real estate-mortgage                                   6             25
   Consumer loans                                        69             73
                                                     ------         ------
         Total recoveries                                89            128
                                                     ------         ------
   Net charge-offs                                       41              2
   Provision for loan losses                            303            495
                                                     ------         ------

   Balance at end of year                            $2,281          2,019
                                                     ======         ======

Ratio of net charge-offs during the period
   to average loans outstanding                         .02%           .00%

Ratio of allowance to average total loans              1.32%          1.27%


NON-PERFORMING ASSETS AND PAST DUE LOANS

         Non-performing assets at December 31, 1999, were $418 thousand or .23% of total loans and other real estate owned compared to $734 thousand or .45% of total loans and other real estate owned at December 31, 1998. There were no related party loans that were considered non-performing for 1999 or 1998. The reduction of non-performing loans from 1998 to 1999 was attributable to the sale of real estate owned and the payoff of non-accrual loans.

         The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 1999 and 1998.

TABLE 8
NON-PERFORMING ASSETS

                                                      (in thousands)
                                                       December 31,
                                                       ------------
                                                     1999         1998
                                                     ----         ----
Other real estate and repossessions                  $ --           96
Non-accrual loans                                     370          481
Loans 90 days past due still accruing                  48          157
                                                     ----         ----
         Total                                       $418          734
                                                     ====         ====

Non-performing assets as % of total loans             .23%         .45%

         While there may be additional loans in the portfolio that may become classified as conditions indicate, management is not aware of any potential problem loans that are not disclosed in the table above. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal. The Company has adopted the principals of Financial Accounting Standards Board (FASB) SFAS 114 and 118 relating to accounting for impaired loans.

         The Bank's loan review function that continually monitors selected accruing loans for which general economic conditions or changes within a particular industry could cause the borrowers financial difficulties. The loan review function also identifies loans with high degrees of credit or other risks. The focus of loan review and management is to maintain a low level of non-performing assets and return current non-performing assets to earning status. Management is unaware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

DEPOSITS

         Time deposits of $100 thousand and greater totaled $31.2 million at December 31, 1999, compared with $27.0 million at year-end 1998. The following table sets forth the scheduled maturities of time deposits of $100 thousand and greater at December 31, 1999.

TABLE 9
DEPOSITS
                  (in thousands)

Within 3 months                            $  6,680
After 3 through 6 months                      4,215
After 6 through 12 months                    11,768
After 12 months                               8,531
                                           --------
         Total                             $ 31,194
                                           ========

LIQUIDITY

         The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements. Management believes that the Bank's current level of liquidity is adequate to meet its needs.

         The Bank maintains relationships with correspondent banks including the Federal Home Loan Bank (the "FHLB") that can provide funds to it on short notice, if needed. At December 31, 1999, the Bank has arrangements with a correspondent and commercial banks for short term unsecured advances up to $7.5 million. As of December 31, 1999 the Bank had not drawn on the available facilities. In addition, the Bank has a line of credit with the FHLB in the amount of $22.0 million of which the Bank had drawn $15.0 million at December 31, 1999. The Company has a line of credit arrangement with a financial institution in the amount of $1.5 million, which is used by the Company to lend to the Finance Company to fund its loan volume. The lines of credit have varying terms and maturities that are further discussed in the notes to the financial statements.

         Cash and cash equivalents increased $4.5 million to a total $20.1 million at December 31, 1999, as the Bank adopted a strategy of greater liquidity in anticipation of potential cash outflows related to year 2000 activities by the Bank's customers. Cash inflows from operations totaled $4.4 million in 1999, while inflows from financing activities totaled $27.5 million, most of which was net deposit increases during 1999 of $21.9 million and FHLB advances of $10.0 million. Included in financing activities were line of credit repayments of $2.3 million, retirement of common stock of $830 thousand and $1.3 million of dividends paid to stockholders.

         Investing activities used $27.4 million of cash and cash equivalents, principally composed of net advances of loans to customers of $23.1 million during 1999 and investment security purchases, net of sales, calls, and pay-downs of $3.1 million. The Bank purchased property and equipment for operations and future expansion amounting to $1.4 million.

CAPITAL RESOURCES

         The Company continues to maintain capital ratios in the "well-capitalized" classification. The following tables present the Company's regulatory capital position at December 31, 1999.

TABLE 10
CAPITAL RATIOS

                                                   Actual as of December 31, 1999
                                                   ------------------------------

           Tier 1 Capital (to risk weighted assets)             12.00%
           Tier 1 Capital minimum requirement                    4.00%
                                                               ------

           Excess                                                8.00%
                                                               ======
           Total Capital (to risk weighted assets)              13.00%
           Total Capital minimum requirement                     8.00%
                                                               ------

           Excess                                                5.00%
                                                               ======

       Leverage Ratio

                                                        As of December 31, 1999
                                                        -----------------------
           Tier 1 Capital to adjusted total assets
             ("Leverage Ratio")                                 10.00%
           Minimum leverage requirement                          4.00%
                                                                 ----

           Excess                                                6.00%
                                                                 ====

         For a more complete discussion of the actual and required ratios of the Company and its subsidiaries, see Note 9 to the consolidated financial statements. Average equity to average assets was 9.10% in 1999 and 9.75% in 1998. The ratio of dividends declared to net earnings was 36.33% during 1999, compared with 34.34% in 1998.

ASSET/LIABILITY MANAGEMENT

         It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of deposits and borrowing strategies, which minimize the Company's exposure to interest rate risk. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

         The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to management and the asset/liability management committee on at least a quarterly basis. One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given timeframe and subtracting all liabilities that reprice or mature within that timeframe. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing. A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

         The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities, although the cash flows received often differ from scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "One Year or Less" category, although historical experience has proven these deposits to be less interest rate sensitive over the course of a year.

TABLE 11
INTEREST RATE GAP SENSITIVITY

                                                                             At December 31, 1999
                                                                           Maturing or Repricing in
                                                                           ------------------------
                                                                                (in thousands)

                                                                 Over 1          Over 3
                                                One Year       Year Thru       Years thru       Over 5
                                                 or Less        3 Years         5 Years         Years          Total
                                               ----------      ----------      ----------     ----------     ----------
Interest-earning assets:
   Interest-bearing deposits with
     Other banks                               $    4,958              --              --             --          4,958
   Federal funds sold                               5,220              --              --             --          5,220
   Investment securities                            2,702           6,250           9,202         25,781         43,935
   Loans:  Fixed rate                              61,064          36,912          17,124          8,969        124,069
           Variable rate                           31,513          29,213              --             --         60,726
                                               ----------      ----------      ----------     ----------     ----------
   Total interest-earning assets               $  105,547          72,375          26,326         34,750        238,908
                                               ----------      ----------      ----------     ----------     ----------

Interest-bearing liabilities:
   Deposits:
     Demand                                    $   78,484              --              --             --         78,484
     Savings                                        7,693              --              --             --          7,693
     Time deposits                                 69,282          25,527           3,388             --         98,197
   FHLB advances                                    5,000          10,000              --             --         15,000
   Line of Credit                                     350              --              --             --            350
                                               ----------      ----------      ----------     ----------     ----------
   Total interest-bearing liabilities          $  160,809          35,527           3,388             --        199,724
                                               ----------      ----------      ----------     ----------     ----------
Interest sensitive difference
   per period                                  $  (55,352)         36,848          22,938         34,750         39,184
                                               ==========      ==========      ==========     ==========     ==========
Cumulative interest sensitivity
   difference                                  $  (55,352)        (18,504)          4,434         39,184
                                               ==========      ==========      ==========     ==========
Cumulative difference to total
   assets                                          (21.79)%         (7.28)%          1.75%         15.42%
                                               ==========      ==========      ==========     ==========

         At December 31, 1999, the difference between the Company's liabilities and assets repricing or maturing within one year was $54.0 million. The above chart indicates an excess of liabilities repricing or maturing within one year, thus a rise in interest rates would cause the Company's net interest income to decline. However, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Such is the case in analyzing NOW accounts, which are disclosed in the one year or less category. Those liabilities do not necessarily reprice as quickly or to the same degree as rates in general. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table.

For the Quarter Ended March 31, 2000 and Year Ended December 31, 1999

GENERAL

         Total assets were $276 million at March 31, 2000, an increase of $45 million or 19.5% when compared to March 31, 1999 and an increase of $22 million or 8.7% when compared to December 31, 1999. At the end of the first quarter of 2000, the Bank experienced large deposits that management expects will be withdrawn early in the second quarter. Total assets are estimated to be approximately $260 million after the withdrawal, resulting in an increase from December 31, 1999 of 2.3%.

         At March 31, 2000 earning assets totaled $260 million, an increase of more than $25 million from December 31, 1999. The mix of interest earning assets changed slightly in the first 3 months of 2000 due to the large deposit amount mentioned above. However, the percentages are expected to fall back in line with historical percentages early in the second quarter. Loans were 75.1%; investment securities were 17.6% and federal funds sold were 7.3% of earning assets as of March 31, 2000. This compared to loans of 79%, investment securities of 18.8% and fed funds of 2.2% as of December 31, 1999.

         At March 31, 2000, interest-bearing deposits totaled $204 million that represented an increase of $20.2 million compared to December 31, 1999. During the same time period, noninterest-bearing deposits increased approximately $245 thousand and totaled $30.7 million. At March 31, 2000, deposits represented 93% of the Company's interest-bearing liabilities and Federal Home Bank advances represented 7%.

         The allowance for loan losses at March 31, 2000 was $2.38 million compared to $2.28 million at December 31, 1999. The ratio of the allowance for loan losses to outstanding loans at March 31, 2000 was 1.22% compared to 1.32% at December 31, 1999. Management believes that these levels of allowance are appropriate based upon the Company's loan portfolio and the current economic conditions.

         Non-performing assets, comprised of real estate owned, non-accrual loans and loans for which payments are more than 90 days past due, totaled approximately $631 thousand at March 31, 2000 compared to $418 thousand at December 31, 1999. Non-performing assets as a percentage of total loans and real estate owned at March 31, 2000 and December 31, 1999 were .32% and .23%, respectively.

         Net cash provided by operations totaled $1.6 million for the quarter ended March 31, 2000. Net cash used by investing activities totaling $11.1 million consisted primarily of $10.1 of cash flows for funding of loans. Net cash provided by financing activities that amounted to $20.2 consisted primarily of increases in deposits in the amount of $20.4 million.

         The following is a table representing WGNB Corp.'s consolidated total and tier-1 capital ratios as of March 31, 2000:

                                                March 31, 2000
----------------------------------------------------------------------------------------------
                               Actual              Required              Excess
                               Amount        %      Amount        %      Amount        %
----------------------------------------------------------------------------------------------
                             (in 000's)           (in 000's)           (in 000's)
Total capital (to risk-
   weighted assets)           $ 26,073      13%    $ 15,869       8%    $ 10,204       5%
Tier 1 capital (to risk-
   weighted assets)           $ 23,698      12%    $  7,934       4%    $ 15,764       8%
Tier 1 capital (to average
   Assets)                    $ 23,698       9%    $ 10,285       4%    $ 13,413       5%

ITEM 3. DESCRIPTION OF THE PROPERTIES

         The Company and the Bank's main office is located at 201 Maple Street in Carrollton, Georgia near the city's downtown square at the intersection of Georgia Highway 16 and U.S. Highway 27. The Bank has two other locations within the city limits of Carrollton. The First Tuesday Mall office is located at 1004 Bankhead Highway and the Motor office is located at 314 Newnan Street. In addition, the Bank has two other locations in Carroll County, one located at 725 Bankhead Highway, Villa Rica, Georgia and another located at 205 East College Street, Bowdon Georgia. All locations are typical of branch banking facilities located throughout the United States. All except the Motor office are full service locations. The Motor office provides primarily teller and ATM transactions and does not originate loans. In addition, the Bank received approval on May 18, 2000 to open a branch in western Douglas County in an area known as Mirror Lake. The Bank has purchased a modular branch which will serve as a temporary site until a permanent structure is built.

         The Bank's main office, operations center and related parking are located on approximately 2.5 acres. The main office is a two-story building with a total of approximately 19,100 square feet housing its lobby, retail offices, administrative and executive offices. The operations center is a two-story building with a total of approximately 12,200 square feet housing a computer room, administrative offices, storage facilities and a training center. The branch offices are typical of other banking facilities and range in size from 700 square feet (at the Motor office) to approximately 5,000 square feet, which is typical of the Bank's full service branch sites. Each branch location has an ATM machine that is either walk-up or drive-up. The Bank operates six additional ATM locations located throughout the Carrollton and Villa Rica area. All of these properties are owned.

         The Finance Company is located in Hiram, Georgia in a leased location at 4109 Jimmy Lee Smith Parkway. The office (approximately 1,800 square feet) is located at the intersection of U.S. Highway 278 and Georgia Highway 92 in a shopping center anchored by a Kmart and a Kroger. The intersection has retail space on all corners, which include retail anchors such as Walmart,

Home Depot and Publix. The office is typical of finance companies containing administrative offices.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information concerning the beneficial ownership of the Company's common stock $1.25 par value per share ("Common Stock"), as of May 20, 2000 by the Company's directors, executive officers and greater than five percent beneficial owners. The Common Stock is the Company's only outstanding voting security. Except as set forth below, the following shareholders have the sole voting power with respect to all shares of Common Stock shown as beneficially owned by them. The percent of class is based on 3,105,394 shares outstanding at May 20, 2000.


NAME AND ADDRESS OF BENEFICIAL                                               COMMON STOCK
OWNERS(1)                                           TITLE                       OWNED                PERCENT OF CLASS
-------                                             -----                    ------------            ----------------

L. Leighton Alston                       CEO, President and Director            41,256                    1.32%
P.O. Box 280
Carrollton, Georgia (1)

Grady Woodfin Cole                                Director                      34,550                    1.11%
P.O. Box 278
Carrollton, Georgia

Richard A. Duncan                       Executive Vice President and            85,296                    2.75%
P.O. Box 280                                      Director
Carrollton, Georgia (2)

W. T. (Tommy) Green, Jr.                          Director                      62,588                    1.69%
1340 North Park Street
Carrollton, Georgia (3)

L. G. (Jack) Joyner                               Director                      88,280                    2.84%
P.O. Box 1010
Carrollton, Georgia (4)

R. David Perry                                    Director                      60,000                    1.93%
P.O. Box 1941
Carrollton, Georgia


---------------
(1) Information relating to beneficial ownership of common stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under Section 13(d) of the Securities Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within sixty (60) days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal.

L. Richard Plunkett                               Director                                7,224                     .23%
12 Piedmont Center, Suite 418
Atlanta, Georgia (5)

Dr. Thomas E. Reeve III                           Director                                1,919                     .06%
619 Dixie Street
Carrollton, Georgia (6)

Thomas T. Richards                                Director                               20,272                     .65%
P.O Box 1510
Carrollton, Georgia

Oscar W. Roberts, III                             Director                               43,380                    1.40%
P.O. Box 1277
Cleveland, Georgia (7)

Frank T. Thomasson, III                           Director                                1,600                     .05%
P.O. Box 188
Carrollton, Georgia

J. Thomas Vance                                   Director                              260,500                    8.39%
100 Wagon Yard Plaza
Carrollton, Georgia (8)

Joe Whit Walker                         Director and Chairman of the                    344,670                   11.10%
P.O. Box 649                                        Board
Carrollton, Georgia (9)

Charles M. Willis, Sr.                            Director                               28,400                     .91%
820 Maple Street
Carrollton, Georgia

Steven J. Haack,                           Secretary and Treasurer                          700                     .02%
P.O. Box 280                            Chief Financial Officer - Bank
Carrollton, Georgia

H. James Crowe                          Executive Vice President and                        400                     .01%
P.O. Box 280                            Chief Operating Officer - Bank
Carrollton, Georgia

W. Galen Hobbs, Jr.                       Sr. Vice President - Bank                         750                     .02%
P.O. Box 280
Carrollton, Georgia

H B Lipham, III                           Sr. Vice President - Bank                       1,385                     .04%
P.O. Box 280
Carrollton, Georgia

Louise Tyus Roberts Jewell (10)                                                         325,882                   10.49%
Carrollton, Georgia

Estate of H. W. Richards                                                                258,200                    8.31%
Carrollton, Georgia

All Executive Officers                                                                1,083,170                   34.72%
and Directors as a
Group (18 persons) (10)



         (1) Includes 21,880 shares, which Mr. Alston does not own, but controls and 13,104 options which are currently exercisable.
         (2) Includes 2,366 shares owned by Mr. Duncan's minor children, 1,920 shares owned by his wife and 972 options which are currently exercisable.

         (3) Includes 700 shares owned by W. T. Green Jr. Family Limited Partnership of which Mr. Green is the general partner.
         (4) Includes 3,480 shares, which Mr. Joyner does not own, but controls.

         (5) Includes 6,000 shares owned by Mr. Plunkett's minor children and 424 shares held by Mr. Plunkett as custodian for his minor children.

         (6)      Includes 319 shares owned with Mr. Reeves' wife.

         (7) Includes 2,928 shares owned jointly with Mr. Roberts' minor children.

         (8) Includes 258,200 shares owned by the Estate of H.W. Richards which are controlled by Mr. Vance.
         (9) Includes 38,400 shares owned by the Carl Walker Estate Marital Deduction, 38,400 shares owned by the Carl Walker Remainder Trust which are controlled by Mr. Walker and 6,400 shares held by Mr. Walker's wife.

         (10) Includes shares held personally and as executrix of the Estate of Oscar W. Roberts, Jr.
         (11)     See notes (1) through (9) above.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table provides biographical information for each director and executive officer of the Company. The Board is divided into three equal classes, with the term of each class staggered so that in any given year no more than one-third of the total Board membership shall stand for re-election. Board members are elected for a three-year term and serve until their successors are elected and qualified. Class I, whose terms expire at the 2001 annual meeting of shareholders, consists of L. Richard Plunkett, Thomas T. Richards, Oscar W. Roberts, III and Joe Whit Walker. Class II, whose terms expire at the 2002 annual meeting of shareholders, consists of W. T. Green, Jr., L.J. Joyner , R. David Perry, J. Thomas Vance and Charles M. Willis, Sr. Class III, whose terms expire at the 2003 annual meeting of shareholders, consists of L. Leighton Alston, G. Woodfin Cole, Richard A. Duncan, Thomas E. Reeve, III and Frank T. Thomasson, III. Except as otherwise indicated, each individual has been or was engaged in his or her present or last principal occupation, in the same or a similar position, for more than five years.

NAME                            AGE           POSITION WITH THE COMPANY AND PRINCIPAL OCCUPATION
JOE WHIT WALKER                 67            Mr. Walker is Chairman of the Board of Directors of the Company and the
                                              Bank.  He has been a director of the Company since 1984 and a director of the Bank since 1971.  Mr. Walker graduated from the State University of West
                                              Georgia, with a B. S. in Business Administration.  He is president of Walker
                                              Oldsmobile, Cadillac, GMC, Buick, Pontiac, Inc.  He is active in many charitable organizations, including the Tanner Medical Foundation.

L. LEIGHTON ALSTON              47            Mr. Alston is a director of the Company and the Bank and currently serves as its Chief Executive Officer and President.  He has been a director of the
                                              Company and the Bank since 1991.  Mr. Alston is a graduate of the State
                                              University of West Georgia and of the Graduate School of Banking of the
                                              South at LSU.  He joined the Bank in 1978 after working for the Office of the Comptroller of the Currency as Assistant National Bank Examiner.  In
                                              1991 he became President and CEO and a director of the Bank and the
                                              Company.  He assumed the sole title of Chief Executive Officer of the Bank and Finance Company in December, 1999.  Mr. Alston is a member of the
                                              Existing Industry Committee of the Carroll County Chamber of Commerce, the
                                              Carrollton Redevelopment Authority and the West Georgia Business and
                                              Industrial Leaders Association, as well as serving as Chairman of the
                                              Carrollton Payroll Development Authority.  He is also a member of the
                                              Community Bankers Committee of the Georgia Bankers Association and serves on the Finance Committee of the Carroll County Association for Retarded
                                              Citizens.

GRADY W. COLE                   47            Mr. Cole is a director of the Company and the Bank.  He has been a director of the Company and the Bank since 1992.  Mr. Cole is President and CEO of
                                              Carroll Realty and Insurance Company where he has been employed since 1978.
                                              He is a graduate of the University of Georgia with a BBA in Finance.  The
                                              Carrollton native is past director of the Carrollton Rotary Club, the State
                                              University of West Georgia Foundation and the Tanner Medical Foundation.  He
                                              currently serves as director of the Carrollton City School Educational
                                              Foundation and of Canine Vision, a training facility for Seeing Eye dogs.


RICHARD A. DUNCAN               52            Mr. Duncan is a director of the Company and also serves as its Executive
                                              Vice President.  He has been a director of the Company and the Bank since
                                              1991. Mr. Duncan is also the President of the Bank and Executive Vice
                                              President of the Finance Company. He joined the Bank in 1974.  He is a graduate of the State University of West Georgia with a B.S. in Business
                                              Administration and the Graduate School of Banking of the South at LSU.  Mr.
                                              Duncan is a member of the State University of West Georgia Athletic Booster
                                              Club, the Carrollton High School Athletic Booster Club and a member and past director of the Carrollton Civitans.

W.T. GREEN, JR.                 55            Mr. Green has served as a director of the Company and the Bank since 1988.
                                              He is a 1966 graduate of the University of Georgia and is President and CEO
                                              of Greenway Medical Technologies, Inc. a software company located in
                                              Carrollton, Georgia that designs computer software applications for healthcare providers.  He was also President and CEO of Greenway
                                              Corporation, a software company he founded in 1992 that provided check and document imaging software for financial institutions.  Greenway Corporation was sold to The BISYS Group, Inc., a publicly held corporation based in
                                              Little Falls, NJ in 1998.  Mr. Green is Chairman of the Tanner Medical
                                              Foundation and a member of the Board of Directors of the State University of
                                              West Georgia Foundation.  He is past President of the Carrollton Rotary Club and Sunset Hills Country Club.

L.G. (JACK) JOYNER              63            Mr. Joyner has served as a director of the Company and the Bank since 1986.
                                              He is the owner of J & R Construction & Development, Inc., which specializes in commercial construction.  He is also President of Ivy Bluff Properties,
                                              Inc., Ivy Bluff Farms and Joyner Poultry Farms, Inc.  Mr. Joyner is a member and former Master of the Tyus Masonic Lodge #671 and currently serves a
                                              Chairman of the Lodge Finance Committee.  He is also a member and past
                                              Chairman of the Board of the Carroll County Cattle Sales Corporation,
                                              Chairman of the Board of Southern States and a member of the Carrollton
                                              Sertoma Club.

R. DAVID PERRY                  59            Mr. Perry is a director of the Company and the Bank.  He has been a director of the Company since 1984 and a director of the Bank since 1980.
                                              He is a retired pharmacist, graduated from the University of Georgia in 1962 with a B.S. in Pharmacy.  Mr. Perry practiced pharmacy for twenty-five years and owned Perry's Westside Pharmacy in Carrollton.  After retiring from pharmacy, he served as interim Executive Director of the Carroll County
                                              Chamber of Commerce and training consultant for the State University of West
                                              Georgia Continuing Education Department.  In 1988, Mr. Perry was elected as sole Commissioner of Carroll County and later served as the Chairman of the
                                              Board of Commissioners of Carroll County.  Other elected positions held were
                                              Chairman of the Democratic Executive Committee of Carroll County and member of the City of Carrollton Board of Education.  He served as president of the
                                              Carrollton Jaycees and a member of Carrollton Kiwanis Club and Carrollton
                                              Rotary Club.  Mr. Perry currently is a member of the Board of Directors of
                                              Tanner Medical Center, Inc., and Systems & Methods, Inc., a computer software company.

L. RICHARD PLUNKETT             57            Mr. Plunkett has served as a director of the Company and the Bank since
                                              1992.  He is president of Plunkett & Associates, Inc., a money management and investment firm.  He is a graduate of Brown University and received his
                                              Masters of Business Administration, Finance, from Georgia State University.
                                              He earned his Chartered Financial Analyst certification in 1973.   Mr.
                                              Plunkett is CEO of the Association for Investment Management and Research,
                                              and a member of the Society of International Business Fellows and the World
                                              President's Organization.  He currently serves on the Investment Committee of Mercer University, Southern College of Technology Apparel Education
                                              Foundation, the Tanner Medical Foundation and the University of West Georgia
                                              College Foundation.  He is a member of the Board of Trustees of the Michael
                                              C. Carlos Museum and the State Private Colleges and University Authority.

THOMAS E. REEVE, III,           43            Dr. Reeve has served as a director of the Company and the Bank since 1992.
M.D.                                          He is also a partner of Carrollton Surgical Group, P.A.  He is a graduate of
                                              Emory University and the Medical College of Georgia in Augusta and completed
                                              Surgical Training at the University of Mississippi Medical Center.  He is a
                                              member of the Medical Association of Georgia, the Georgia Surgical Society,
                                              the Southeastern Surgical Society, the American Society of Breast Surgeons
                                              and the American Society of General Surgeons.  Dr. Reeve is a Fellow of the
                                              American College of Surgeons and a Diplomat of the American Board of Surgery.

THOMAS T. RICHARDS              59            Mr. Richards has served as a director of the Company and the Bank since
                                              1984.  He is a graduate of Georgia Tech with a BS in Industrial Management and earned his MBA from the Harvard Business School.  He is the President of
                                              Richards Mortgage Servicing and a member of the Board of Directors of
                                              Greenway Medical Technologies.

OSCAR W. ROBERTS, III           52            Mr. Roberts has served as a director of the Company and the Bank since
                                              1996.  He is a graduate of the State University of West Georgia and attended
                                              Graduate School at Georgia Tech.  Mr. Roberts has owned a variety of retail and service businesses and currently manages personal investments and serves as Director of Gateway Investment Corp.  He served as Treasurer of the
                                              Carrollton Kiwanis Club and is a past member of the Carrollton Jaycees.

FRANK T. THOMASSON,             49            Mr. Thomasson has served as a director of the Company and the Bank since
III                                           1992.  He is division president of Thomasson Printing Company.  He is a graduate of the State University of West Georgia.  He serves on the Board of
                                              Directors of the Printing Industry of Georgia and is a past Chairman.  Mr.
                                              Thomasson is currently chairman of the Carrollton Housing Authority and is a member of the Carrollton Rotary Club.  He is a former director of the
                                              Carroll County Chamber of Commerce.

J. THOMAS VANCE                 53            Mr. Vance has served as a director of the Company and the Bank since 1991.
                                              He is a graduate of the University of Georgia School of Law, is a partner with the law firm of Tisinger, Tisinger, Vance & Greer, P.C., where his practice concentrates in the areas of business law, municipal law and healthcare law.  He serves as general counsel to Tanner Medical Center, Inc.
                                              Greenway Medical Technologies, Inc., the Carroll County Board of Education
                                              and Systems and Methods, Inc.  He currently serves on the Board of Directors of Greenway Medical Technologies, Inc., Northstar Hotels, Inc. and Camp
                                              Sunshine.  He also serves on the Finance Committee of the State Bar of
                                              Georgia.

CHARLES M. WILLIS, SR.          60            Mr. Willis is a director of the Company and the Bank.  He has served as a director of the Company since 1984 and as a director of the Bank since
                                              1972.  He is the owner of The Squire Shop, a men's clothing store in
                                              Carrollton, Georgia.  He graduated from the University of Georgia with a BBA
                                              Degree in Business Administration in 1962.  He is past president of the
                                              Jaycees, Rotary Club and the Carroll County Chamber of Commerce.

STEVEN J. HAACK                 40            Mr. Haack is Chief Financial Officer of the Bank and Secretary/Treasurer of
                                              the Company and Finance Company.  He has been with the Bank as Chief
                                              Financial Officer since January, 1995 and has served as Secretary/Treasury of the Company since 1998.  Mr. Haack holds a BBA in accounting from Iowa
                                              State University.  He is also a Certified Public Accountant.  Mr. Haack has held senior management positions in banking since 1989.  Prior to his banking career, he practiced as a Certified Public Accountant in Atlanta.
                                              Mr. Haack is a Director of Fairfield Plantation Property Owners Association
                                              serving as its Finance Chairman and a member of the Kiwanis Club.

ITEM 6.  EXECUTIVE COMPENSATION

         The table below sets forth the total compensation paid to each of the Company's Named Executive Officers for each of the Company's last three completed fiscal years:

                           SUMMARY COMPENSATION TABLE

NAME OF INDIVIDUAL &                                                                    OTHER                SECURITIES
PRINCIPAL POSITION                  YEAR          SALARY          BONUS (A)        COMPENSATION (B)     UNDERLYING OPTIONS(C)
------------------                  ----          ------          ---------        ----------------     ---------------------
L. Leighton Alston                  1999          116,846           117,210              97,160                 8,560
CEO - Company                       1998          119,628           197,967              30,270                14,442
CEO - Bank                          1997          115,582           203,195              28,809                16,516

Richard A. Duncan                   1999          100,000            38,110              28,948                 1,150
Exec. VP - Company                  1998           95,944            38,277              25,692                 2,156
President - Bank                    1997           92,254            40,361              28,135                 2,608

Steven J. Haack                     1999           74,343            22,291               8,855                   320
Sec/Treas - Company                 1998           71,484            17,334               8,231                     -
CFO - Bank                          1997           67,438             9,013               6,744                     -

H. James Crowe                      1999           86,192            31,236               9,928                   862
COO - Bank                          1998           73,066            29,130               8,618                 1,618
                                    1997           67,653            30,065               8,687                 1,960

W. Galen Hobbs, Jr.                 1999           78,802            22,967              10,531                   288
Sr. Vice President - Bank           1998           63,000            14,820               7,227                     -
                                    1997           60,000             6,775               6,600                     -

H B ("Rocky") Lipham, III           1999           78,802            23,466              13,049                   288
Sr. Vice President - Bank           1998           63,000            14,320              11,047                     -
                                    1997           60,000             8,019               6,600                     -


(a) The amounts included represent two bonus plans, a profit sharing plan in which all employees participate and an executive bonus plan.
(b) Includes contributions made to a 401(k) plan, director fees (if applicable), the exercise of options (if applicable) and the use of a company automobile including automobile allowances.
(c) Represents the number of options granted under Incentive Stock Option Agreements, as adjusted for stock split.

OPTION GRANTS

         Certain executive officers of the Company and the Bank receive stock options under the Company's 1994 Incentive Stock Option Plan. The options are exercisable after five years from the date of grant at a price that equals the fair market value of the stock at the date of grant. All options expire ten years from the date of grant and are intended to be qualified stock options as defined under Section 422 of the Internal Revenue Code of 1986, as amended. The following table summarizes options granted during 1999 to each of the Named Executive Officers:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                    Individual Grants
---------------------------------------------------------------------------------------------------------------------
                                                        % of Total
                           Number of Securities     Options/SARS Granted
                                Underlying               Granted to
                               Options/SARS         Employees in Fiscal      Exercise or Base
Name                              Granted                  Year                Price ($/Sh)          Expiration Date
----                              -------                  ----                ------------          ---------------
L. Leighton Alston                 8,560                   74.7%                  20.00                  2/9/2009
Richard A. Duncan                  1,150                   10.0%                  20.00                  2/9/2009
Steven J. Haack                      320                    2.8%                  20.00                  2/9/2009
H. James Crowe                       862                    7.5%                  20.00                  2/9/2009
W. Galen Hobbs, Jr.                  288                    2.5%                  20.00                  2/9/2009
H.B. Lipham                          288                    2.5%                  20.00                  2/9/2009

OPTION EXERCISES AND HOLDINGS

         The following table sets forth the name of the optionee, number of shares received upon exercise, the dollar value realized, the total number of unexercised held at December 31, 1999 separately identified as exercisable and unexercisable and the aggregate dollar value of "in-the-money" unexercised options, separately identified as exercisable and unexercisable. The value of unexercised options which are exercisable and unexercisable is based on the stock price of $23.00 per share, the market price of the Company's shares at December 31, 1999.

                      OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                  NUMBER OF
                                                                  SECURITIES        VALUE OF
                                                                  UNDERLYING        UNEXERCISED
                                                                  UNEXERCISED       IN THE MONEY
                                                                  OPTIONS AT        OPTIONS AT
                                                                  12/31/99           12/31/99
                           SHARES
                        ACQUIRED ON                               EXERCISABLE/      EXERCISABLE/
NAME                    EXERCISE (#)     VALUE REALIZED ($)      UNEXERCISABLE     UNEXERCISABLE
----                    ------------     ------------------      -------------     -------------
L. Leighton Alston         4,448             65,469(1)                6,344            95,953
                                                                     59,794           717,278

Richard A. Duncan            716                   (2)                   --                --
                                                                     10,009           109,053

Steven J. Haack               --                 --                      --                --
                                                                        320               960

H. James Crowe                --                 --                      --                --
                                                                      5,220            58,062

W. Galen Hobbs, Jr.           --                 --                      --                --
                                                                        288               864

H. B. Lipham                  --                 --                      --                --
                                                                        288               864


         (1) Mr. Alston exercised 4,448 shares in 1999 from the unqualified plan and no shares under the current qualified plan. This amount is included under other compensation in the executive compensation table.
         (2) Mr. Duncan exercised 716 shares in a stock swap under the qualified plan whereby he traded 226 of shares he owned for 716 shares of the Company's stock. No value was actually realized in the swap transaction and, therefore, no value was disclosed in other compensation.

BENEFIT PLANS

         Under the Company's Incentive Stock Option Plan, the Company may grant options to certain key officers to acquire shares of its common stock at the then fair value, with the number of shares to be determined annually by agreed upon formulas. A total of 160,000 shares of Common Stock are reserved for issuance under this plan. Options may be granted through the year 2004. Options may not be exercised prior to five years from the date of grant and are exercisable no later than ten years from that date.

         In 1996, the Company began a qualified retirement plan pursuant to
Section 401(k) of the Internal Revenue Code covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan by employees is voluntary. The Company makes matching contributions to the plan in an amount up to 6% of the participants' salaries. The Company may also make discretionary contributions to the plan which may be allocated to participants in proportion to compensation.

DIRECTOR COMPENSATION

         The directors receive compensation in the form of fees for services performed as directors and members of various committees. Each director has the option to receive his compensation in the form of the Company's stock. The following table discloses the name and amount of compensation for each director of the Company in 1999. Director fees for Mr. Alston and Mr. Duncan are included in "other compensation" in the Summary Compensation Table above.

                        NAME                                1999
                        ----                                ----
                  Grady Woodfin Cole                      $ 8,900
                      W.T. Green                           13,375
                     L.G. Joyner                           17,000
                    R. David Perry                         15,000
                 L. Richard Plunkett                        7,300
               Dr. Thomas E. Reeve, III                    12,685*
                  Thomas T. Richards                       13,125*
                Oscar W. Roberts, III                       8,900
                  Frank T. Thomasson                        8,900
                   J. Thomas Vance                          6,500*
                   Joe Whit Walker                         24,800
                Charles M. Willis, Sr.                     16,800

*indicates director who has elected to receive compensation in company stock

EMPLOYMENT AGREEMENT

         On September 10, 1996, the Company entered into an employment agreement with Mr. Alston, the Company's President and Chief Executive Officer. The employment agreement provided for an initial term of two years with automatic renewal terms of two years until either party gives notice of its intent not to renew the agreement 90 days prior to the end of the then current term. The employment agreement provided for an initial base salary of $111,137 for the fiscal year ending December 31, 1996, with annual raises as determined by the Company's Board of Directors. In addition, Mr. Alston has the right to participate in the Company's employee benefit plans such as medical coverage, life insurance, pension and profit sharing plans and is entitled to reimbursement of club dues and certain automobile expenses. Under the terms of the employment agreement, employment terminates upon death or total disability of Mr. Alston, and may be terminated by the Company for cause (such as misconduct, commission of certain crimes or acts, or initiation of removal proceedings by federal or state regulatory authorities). The employment agreement contains a change in control provision that provides Mr. Alston with the right to terminate his employment within 24 months of the date of a change in control and have such termination treated as a termination without cause meaning that Mr. Alston shall have the right to continue to be compensated through the term of the employment agreement. For purposes of the employment agreement, a change of control is deemed to have occurred at such time as (a) the individuals constituting the Company's or Bank's Board of Directors at the beginning of the employment cease for any reason to constitute at least a majority of said Board of Directors, (b) a notice is filed with the OCC or Federal Reserve for permission to acquire control of the Company or the Bank or more than 50% of the Company's or Bank's outstanding common stock, or (c) the Company or the Bank shall become a subsidiary of another entity or shall be merged or consolidated into another entity. The employment agreement also contains certain customary terms regarding proprietary information, confidentiality, and non-competition upon termination. A copy of the employment agreement has been filed as an exhibit hereto.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past year, the Bank, as the Company's subsidiary, has had banking transactions in the ordinary course of its business with its directors and officers on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the time for comparable transactions with other customers. The extensions of credit by the Bank to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features and have complied with the Bank's lending policies and statutory lending limits.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES

         The Company is authorized by its Articles of Incorporation to issue 10,000,000 shares of Common Stock. As of the date hereof, the Company had 3,105,394 shares of Common Stock issued and outstanding.

         All shares of Common Stock are entitled to share equally in dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company, and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. Each holder of Common Stock is entitled to one vote for each share on all matters submitted to the shareholders.

         There is no cumulative voting, redemption right, sinking fund provision, or right of conversion in existence with respect to the Common Stock. The Company's Articles of Incorporation do not provide for preemptive rights to acquire additional shares of Common Stock when issued. All of the outstanding shares of Common Stock are fully paid and non-assessable.

         In December, 1996, the Board of Directors approved a Stock Repurchase Plan of up to $2,000,000 of the Company's Common Stock currently outstanding. In 1999, the Company redeemed 38,850 shares of Common Stock for $850,176. The Company has approximately $318,366 remaining to reacquire shares under the Stock Repurchase Plan.

ANTI-TAKEOVER PROVISIONS

         The provisions of the Company's Articles of Incorporation, Bylaws and the Georgia corporation law summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Authorized but Unissued Stock. The authorized but unissued shares of Common Stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of Common Stock may enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

         Number of Directors. The Bylaws provide that the Board of Directors shall consist of 14 directors. The number of directors may be amended only by the affirmative vote of a majority of directors then in office or the affirmative vote of shareholders owning at least two-thirds of the outstanding shares entitled to vote.

         Classified Board of Directors. The Articles divide the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the Articles and Bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the Board of Directors, will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its shareholders and whether or not a majority of the Company's shareholders believes that such a change would be desirable.

         Removal of Directors and Filling Vacancies. The Articles of Incorporation provide that shareholders may not remove a director without cause. The Bylaws also provide that all vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When one or more directors resign from the Board of Directors effective at a future date, a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be in writing and be received by the Secretary of the Company not later than 120 days prior to the first anniversary of the date of the Company's proxy statement released to its shareholders in connection with the previous year's annual meeting. The Company may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Certain Nomination Requirements. Pursuant to the Bylaws, the Company has established certain nomination requirements for an individual to be elected as a director of the Company at any annual or special meeting of the shareholders, including that the nominating party provide the Company within a specified time prior to the meeting (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the Board of Directors.

         "Fair Price" Statute. The Company has elected to adopt Georgia's "Fair Price" statute as set forth in sections 14-2-1110 through 14-2-1113 of the Georgia Business Corporation Code. Subject to certain exclusions summarized below, Section 14-2-1111 of the Georgia Business Corporation Code ("Section 14-2-1111") requires that a "Business Combination" with an "Interested Shareholder" shall be (a) unanimously approved by the continuing directors who must constitute at least three members of the Board of Directors at the time of such approval, or (b) recommended by at least two-thirds of the continuing directors and approved by a majority of the shareholders excluding the Interested Shareholder.

         "Interested Shareholder" generally includes: (a)(i) any person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation; or (ii) any person who is an affiliate of the corporation and who was the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation at any time within two years before the date on which such person's status as an Interested Shareholder is determined; and (b) the affiliates of such person. For the purpose of determining whether a person is an Interested Shareholder, the number of voting shares deemed to be outstanding shall not include any unissued voting shares which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, options, or otherwise. Subject to certain exceptions, a "Business Combination" includes: (i) any merger or consolidation of the corporation or a subsidiary of the corporation; (ii) any share exchange; (iii) any sale, lease, transfer, or other disposition of assets of the corporation or its subsidiary occurring within a 12 month period and having an aggregate book value equal to 10% or more of the net assets of the corporation; (iv) any transaction that results in the issuance or transfer by the corporation or a subsidiary of the corporation of any stock of the corporation or the subsidiary representing 5% or more of the total market value of the outstanding stock of the corporation to any Interested Shareholder within a 12 month period, except pursuant to a transaction that effects a pro rata distribution to all shareholders of the corporation; (v) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder; and (vi) any transaction occurring within a 12 month period involving the corporation or a subsidiary of the corporation that has the effect of increasing by 5% or more the proportionate share of the stock of any class or series of the corporation or the subsidiary that is directly or beneficially owned by the Interested Shareholder. A "Continuing Director" includes any director who is not an affiliate or associate of an Interested Shareholder or any board approved successor of such a director who is not an affiliate or associate of an Interested Shareholder.

         Section 14-2-1111 will not apply to a Business Combination if: (a) the aggregate amount of the cash, and fair market value five days before the consummation date if payment is to be made in other than cash, to be received per share by the shareholders is at least equal to the highest of: (i) the highest per share price, including brokerage commissions, transfer taxes, and soliciting dealers' fees, paid by the Interested Shareholder for any shares of the same class or series acquired by it within two years preceding the announcement date or in the transaction in which it became an Interested Shareholder; (ii) the higher of the fair market value per share as determined on the announcement date or the determination date; or (iii) in the case of shares other than common shares, the highest amount per share to which preferred shareholders are entitled in the event of liquidation, dissolution, or winding up of the corporation, provided that subparagraph (iii) shall only be applicable if the Interested Shareholder acquired the shares within the two years period immediately preceding the announcement date; and (b) shareholders receive cash or the form of consideration used in the past by the Interested Shareholder to purchase the largest number of shares of such class or series. Further, subject to exceptions, prior to the time the Business Combination with the Interested Shareholder takes place, without the approval of the Board of Directors, there shall have been: (i) no failure to declare and pay full dividends on the corporation's outstanding preferred shares; (ii) no reduction in the annual rate of dividends paid on common shares except as to reflect any subdivision of the shares; (iii) an increase in the annual rate of dividends to reflect any reclassification of shares; and (iv) not more than a 1% increase in the Interested Shareholder's ownership of any of the corporation's stock in any 12 month period. An Interested Shareholder may not receive a direct or indirect benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by the corporation or its subsidiaries, either in anticipation of or in connection with such Business Combination or otherwise.

         "Business Combination" Statute. The Company has elected to adopt Georgia's "Business Combination" statute as set forth in sections 14-2-1131 through 14-2-1133 of the Georgia Business Corporation Code. Subject to certain exclusions summarized below, Section 14-2-1132 of the Georgia Business Corporation Code ("Section 14-2-1132") prohibits any "Interested Shareholder" from engaging in a "Business Combination" with a Georgia corporation for five years following the date such person became an Interested Shareholder. "Interested Shareholder" generally includes: (a)(i) any person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation; or (ii) any person who is an affiliate of the corporation and who was the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation at any time within two years before the date on which such person's status as an Interested Shareholder is determined; and (b) the affiliates of such person. For the purpose of determining whether a person is an interested Shareholder, the number of voting shares deemed to be outstanding shall not include any unissued voting shares which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise. Subject to certain exceptions, a "Business Combination" includes: (i) any merger or consolidation of the corporation or a subsidiary of the corporation;
(ii) any sale, lease, transfer, or other disposition of assets of the corporation or its subsidiary having an aggregate book value equal to 10% or more of the net assets of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation or a subsidiary of the corporation of any stock of the corporation or the subsidiary representing 5% or more of the total market value of the outstanding stock of the corporation to any Interested Shareholder, except pursuant to a transaction that effects a pro rata distribution to all shareholders of the corporation; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the corporation; (v) any transaction involving the corporation or a subsidiary of the corporation that has the effect of increasing by 5% or more the proportionate share of the stock of any class or series of the corporation or the subsidiary that is directly or beneficially owned by the Interested Shareholder; (vi) any receipt by the Interested Shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits or assistance or any tax credits or other tax advantages provided by or through the corporation or a subsidiary of the corporation; and (vii) any share exchange.

         Section 14-2-1132 does not apply to a Business Combination if: (i) before a person became an Interested Shareholder, the Board of Directors of the corporation approved either the transaction in which the Interested Shareholder became an Interested Shareholder or the Business Combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Shareholder, the Business Combination is approved by the holders of a majority of the voting stock of the corporation not owned by the Interested Shareholder and other excluded shares.

         Rights Plan. On February 11, 1997, the Board of Directors of the Company declared a dividend distribution of one "Right" for each outstanding share of Company Common Stock to shareholders of record at the close of business on February 12, 1997. Each "Right" includes an "Initial Right" and a "Second Right," each of which entitles the registered holder to purchase from the Company a number of shares of Common Stock equal to 10 shares of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the "Initial Stock Acquisition Date" in the case of the Initial Rights and the "Second Stock Acquisition Date" in the case of the Second Rights, and the denominator of which is the number of Rights outstanding on the respective Stock Acquisition Date that are not beneficially owned by an "Acquiring Person" or its affiliates or associates, at a purchase price of $.01 per share. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), a copy of which is filed as an exhibit to this Registration Statement.

         Until the earlier to occur of (i) 10 business days following a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, (ii) 10 business days following the date on which the Board of Directors of the Company first learns that such a person or group has acquired beneficial ownership of 10% or more of the outstanding Common Stock, or (iii) 10 business days following the commencement of a tender offer or an exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Initial Rights Distribution Date"), the Initial Rights will be evidenced by the certificates representing shares of Common Stock. Until the earlier to occur of (i) 10 business days following a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of an additional 10% or more of the outstanding shares of Common Stock, (ii) 10 business days following the date on which the Board of Directors of the Company first learns that such a person or group has acquired beneficial ownership of an additional 10% or more of the outstanding Common Stock, or
(iii) 10 business days following the commencement of a tender offer or an exchange offer that would result in such a person or group beneficially owning an additional 10% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Second Rights Distribution Date"), the Second Rights will be evidenced by the certificates representing shares of Common Stock.

         Until the Initial Distribution Date in the case of the Initial Rights and the Second Distribution Date in the case of the Second Rights, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 12, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Initial Distribution Date in the case of the Initial Rights and the Second Distribution Date in the case of the Second Rights and will expire at the close of business on January 31, 2007, unless earlier redeemed by the Company as described below.

         As soon as practicable after the respective Distribution Date, Rights Certificates evidencing the Initial Rights or the Second Rights, as the case may be, will be mailed to holders of record of the Common Stock as of the close of business on the respective Distribution Date and, thereafter, the separate Rights Certificates alone will represent the respective Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the respective Distribution Date will be issued with Rights, provided, however, that Second Rights also will be issued with the shares of Common Stock issuable upon exercise of Initial Rights.

         If at any time following the respective Distribution Date a Person causes an Initial Distribution Date or a Second Distribution Date (the "Acquiring Person"), each holder of a Right will thereafter have the right to receive, upon exercise, a number of shares of Common Stock equal to 10 shares of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the Stock Acquisition Date, and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not Beneficially Owned by the Acquiring Person or its affiliates or associates. The price for the exercise of each Right shall be $.01 multiplied by the number of shares of Common Stock to be received upon exercise. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, at any time following the respective Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, or (ii) all of its shares are acquired in a share exchange or the Company engages in a merger or consolidation in which all or part of its outstanding shares of Common Stock are changed into or exchanged for stock, other securities or assets of any other person or (iii)

50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company equal to the product of 10 times the result obtained by dividing the current market price of the Company's Common Stock by the current market price of the common stock of the acquiring corporation or, if such stock is not traded in public markets, of its parent corporation. The purchase price will be calculated on the same basis as if the Right holder were exercising a Right to purchase Common Stock of the Company at that time.

         No fractional Rights will be issued, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights on the last trading date prior to the date of adjustment. No fractional shares will be issued upon exercise of the Rights, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         In general, the Company may redeem the Initial Rights or the Second Rights, or both, at a price of $.001 per Right, at any time before the respective Distribution Date (subject to extension under certain circumstances). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights to be redeemed will be to receive the $.001 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         The provisions of the Rights Agreement may be amended by the Board of Directors prior to the Initial Distribution Date, in the case of the Initial Rights, and the Second Distribution Date, in the case of the Second Rights. After such dates, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and the redemption period may not be extended beyond 30 days after the applicable Stock Acquisition Date.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable, unless the terms of an offer for all shares are first approved by the Board and the Rights redeemed by the Company. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders, as determined by the Board or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, before the merger or business combination, redeem all, but not less than all, of the then-outstanding Rights at the redemption price or amend the Rights Agreement to permit the transaction.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Approximately 340 shareholders of record held the Common Stock as of May 31, 2000. The Common Stock is currently traded on the over the counter bulletin board under trading symbol "WGNB" and there is a limited volume of trading. The quotations are inter-dealer prices without retail mark-ups, mark-downs or commissions and may not represent actual transactions. The high and low bid prices for the Company's Common Stock for each quarter for the past two years (adjusted to reflect a 2 for 1 stock split in the form of a stock dividend effected in March, 1999) and the most recent quarter were as follows:


                                                        PRICE RANGE
                                                         PER SHARE
                                                      LOW        HIGH
                                                     ------     ------
         1998:
                  First Quarter                      $15.00     $15.50
                  Second Quarter                      15.50      18.75
                  Third Quarter                       17.75      19.00
                  Fourth Quarter                      18.25      20.00
         1999:
                  First Quarter                       19.00      20.50
                  Second Quarter                      19.75      22.25
                  Third Quarter                       20.00      25.50
                  Fourth Quarter                      23.00      33.00
         2000:
                  First Quarter                       20.00      26.00

         During 1999, the Company declared and paid quarterly cash dividends amounting to $.42 per share. During 1998, the Company declared and paid quarterly cash dividends of $.37 per share. The declaration of future dividends is within the discretion of the Board of Directors and will depend, among other things, upon business conditions, earnings, the financial condition of the Bank and the Company, and regulatory requirements. See "Supervision and Regulation - Dividends."

ITEM 2. LEGAL PROCEEDINGS

         While the Company and its subsidiaries are from time to time party to various legal proceedings arising from the ordinary course of business, management believes that there are no proceedings of material risk threatened or pending.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company did not change accountants in 1998 or 1999 and continues to use the independent accounting firm of Porter Keadle Moore, LLP.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The Company issued the following securities during the prior three fiscal years without registering the securities under the Securities Act:

         Directors may elect to receive compensation for their services to the Company and the Bank in shares of Common Stock or cash. No shares were issues in 1997 or 1998. During 1999, certain directors of the Bank received 1,276 shares in payment of deferred director compensation for an aggregate consideration owed to them by the Bank of $26,158. The sale of the shares was exempt from registration under the Securities Act, pursuant to Section 4(2) thereof, as a transaction not involving a public offering.

         Options to purchase 21,084 shares of Common Stock were granted in 1997 to individuals pursuant to the Company's Incentive Stock Option Plan having a weighted average exercise price of $9.22. No options were exercised in 1997. Options to purchase 18,216 shares of Common Stock were granted in 1998 to individuals pursuant to the Company's Incentive Stock Option Plan having a weighted average exercise price of $13.00. No options were exercised in 1998. Options to purchase 11,469 shares of Common Stock were granted in 1999 to individuals pursuant to the Company's Incentive Stock Option Plan having a weighted average exercise price of $20.00. A total of 5,164 options were exercised in 1999 at a weighted average exercise price of $6.07. The Company believes that the grant of options and the exercise thereof was exempt from registration under Section 4(2) of the Securities Act, and Rule 701 promulgated under the Securities Act.

         The above does not include unregistered issuances of the Company's Common Stock that did not involve a sale, pursuant to stock splits effected in 1997 and 1999.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to the Company or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of duty involving appropriation of a business opportunity of the Company; an act or omission which involves intentional misconduct or knowing violation of law; any transaction from which the director derives an improper personal benefit; or as to any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code shall have been amended to authorize further elimination or limitation of the liability of a director, then the liability of the director of the Company shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action. The provision does not limit the right of the Company or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

         The Company's Articles of Incorporation contain certain provisions which provide indemnification to directors and officers of the Company that is broader than the protection expressly mandated in Section 14-2-852 and 14-2-857 of the Georgia Code. To the extent that a director or officer of the Company has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer of the Company, Sections 14-2-852 and 14-2-857 of the Georgia Code would require the Company to indemnify such persons against expenses (including attorney's fees) actually and reasonably incurred in connection therewith. The Georgia Code expressly allows the Company to provide for greater indemnification rights to its officers and directors subject to shareholder approval.

         The Board of Directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations.

                                    PART F/S

FINANCIAL STATEMENTS

         The Financial Statements required by this item are submitted in a separate section beginning on page F-1 of this registration statement.

         Unaudited Consolidated Financial Statements for the Three Months
         Ended March 31, 2000 and 1999                                             F-1

                  Consolidated Balance Sheets (unaudited)                          F-2

                  Consolidated Statements of Earnings (unaudited)                  F-3

                  Consolidated Statements of Comprehensive Income (unaudited)      F-4

                  Consolidated Statements of Cash Flows (unaudited)                F-5

                  Notes to Interim Financial Statements                            F-7

         Consolidated Financial Statements for the Three Years
         Ended December 31, 1999, 1998 and 1997                                    F-8

                  Report of Independent Certified Public Accountants               F-9

                  Consolidated Balance Sheets                                     F-10

                  Consolidated Statements of Earnings                             F-11

                  Consolidated Statements of Comprehensive Income                 F-12

                  Consolidated Statements of Changes in Stockholders Equity       F-13

                  Consolidated Statements of Cash Flows                           F-14

                  Notes to Consolidated Financial Statements                      F-16

                                    PART III

ITEM 1. INDEX TO EXHIBITS



Exhibit No.       Description of Document
-----------       -----------------------

3.1        *      Amended and Restated Articles of Incorporation

3.2        *      Amended and Restated Bylaws

4.1        *      See exhibits 3.1 and 3.2 for provisions of Company's Articles of Incorporation and Bylaws Defining the Rights of
                  Shareholders

4.2        *      Specimen certificate representing shares of Common Stock

4.3        *      Rights Agreement dated as of February 12, 1997 between the
                  Company and SunTrust Bank, Atlanta

10.1       *      Employment Agreement dated as of September 10, 1996 between the Company and L. Leighton Alston

10.2       *      Incentive Stock Option Plan

10.3       *      Bonus and Stock Option Agreement dated as of May 11, 1993
                  between the Company and L. Leighton Alston

10.4       *      First Amendment to Bonus and Stock Option Agreement dated as of June 14, 1994 between the Company and L. Leighton Alston

10.5       *      Bonus and Stock Option Agreement dated as of June 14, 1994 between the Company and Richard A. Duncan

10.6       *      Bonus and Stock Option Agreement dated as of September 23,
                  1998 between the Company and H.B. Lipham, III

10.7       *      Bonus and Stock Option Agreement dated as of September 23,
                  1998 between the Company and W. Galen Hobbs, Jr.

10.8       *      Bonus and Stock Option Agreement dated as of September 23,
                  1998 between the Company and Steven J. Haack

10.9        *     Bonus and Stock Option Agreement dated as of November 29, 1995 between the Company and H. James Crowe

10.10       *     Form of Election for Payment of Director Meeting Fees

23          *     Subsidiaries of WGNB Corp.

27          *     Financial Data Schedule (for SEC use only)


_________________
*Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             WGNB CORP.


                                             By:   /s/ L. Leighton Alston
                                                --------------------------------
                                                   L. Leighton Alston
                                                   Chief Executive Officer


Dated:   September 20, 2000

                                   WGNB CORP.


                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                                   WGNB CORP.
                           CONSOLIDATED BALANCE SHEETS

                      MARCH 31, 2000 AND DECEMBER 31, 1999


                                                    Assets
                                                    ------

                                                                                2000                1999
                                                                                ----                ----
                                                                             (unaudited)         (audited)

Cash and due from banks, including reserve requirements
    of $100,000 and $100,000                                               $   11,735,474          14,845,644
Federal funds sold                                                             19,000,000           5,220,000
                                                                           --------------      --------------

               Cash and cash equivalents                                       30,735,474          20,065,644

Securities available for sale                                                  43,175,997          41,384,953
Securities held to maturity                                                     1,000,000           1,000,000
Loans, net                                                                    192,046,838         182,046,853
Premises and equipment, net                                                     5,574,728           5,578,222
Accrued interest receivable                                                     1,813,906           1,665,495
Other assets                                                                    1,568,467           2,293,839
                                                                           --------------      --------------

                                                                           $  275,915,410         254,035,006
                                                                           ==============      ==============

                                     Liabilities and Stockholders' Equity
                                     ------------------------------------

Deposits:
    Demand                                                                 $   30,676,029          30,431,464
    Interest bearing demand                                                    96,590,904          78,483,721
    Savings                                                                     8,362,138           7,693,336
    Time                                                                       68,752,647          67,002,737
    Time, over $100,000                                                        30,866,099          31,194,144
                                                                           --------------      --------------

               Total deposits                                                 235,247,817         214,805,402

Federal Home Loan Bank advances                                                15,000,000          15,000,000
Other borrowings                                                                  400,000             350,000
Accrued interest payable                                                        1,155,420           1,098,101
Other liabilities                                                               1,422,337             788,928
                                                                           --------------      --------------
               Total liabilities                                              253,225,574         232,042,431
                                                                           --------------      --------------

Stockholders' equity:
    Common stock, $1.25 par value, 10,000,000 shares authorized;
         3,105,649 and 3,105,394 shares issued and outstanding                  3,882,061           3,881,743
    Additional paid-in capital                                                  1,065,944           1,060,670
    Retained earnings                                                          18,750,309          18,094,975
    Accumulated comprehensive (loss) income                                    (1,008,478)         (1,044,813)
                                                                           --------------      --------------

               Total stockholders' equity                                      22,689,836          21,992,575
                                                                           --------------      --------------

                                                                           $  275,915,410         254,035,006
                                                                           ==============      ==============

See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS

                 FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999

                                   (UNAUDITED)


                                                                              2000           1999
                                                                              ----           ----

Interest income:
   Interest and fees on loans                                              $4,691,239      3,979,190
   Interest on federal funds sold                                              78,009         67,246
   Interest on investment securities:
      U.S. Treasury                                                                --         18,939
      U.S. Government agencies                                                466,849        440,165
      State, county and municipal                                             184,389        112,290
      Other                                                                    41,798         12,794
                                                                           ----------     ----------

                  Total interest income                                     5,462,284      4,630,624

Interest expense:
   Interest on deposits:
      Demand                                                                  618,524        472,350
      Savings                                                                  58,333         56,767
      Time                                                                  1,356,570      1,265,743
   Interest on FHLB and other borrowings                                      229,139        105,613
                                                                           ----------     ----------

                  Total interest expense                                    2,262,566      1,900,473
                                                                           ----------     ----------

                  Net interest income                                       3,199,718      2,730,151

Provision for loan losses                                                      50,000         78,462
                                                                           ----------     ----------

                  Net interest income after provision for loan losses       3,149,718      2,651,689
                                                                           ----------     ----------

Other income:
   Service charges on deposit accounts                                        371,036        307,401
   Miscellaneous                                                              253,454        242,514
                                                                           ----------     ----------

                  Total other income                                          624,490        549,915
                                                                           ----------     ----------

Other expenses:
   Salaries and employee benefits                                           1,293,021      1,102,998
   Occupancy                                                                  363,183        319,860
   Other operating                                                            580,161        515,261
                                                                           ----------     ----------

                  Total other expenses                                      2,236,365      1,938,119
                                                                           ----------     ----------

Earnings before income taxes                                                1,537,843      1,263,485

Income taxes                                                                  540,835        446,972
                                                                           ----------     ----------

                  Net earnings                                             $  997,008        816,513
                                                                           ==========     ==========

                  Net earnings per share                                   $      .32            .26
                                                                           ==========     ==========

                  Diluted net earnings per share                           $      .31            .25
                                                                           ==========     ==========

See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999

                                   (UNAUDITED)


                                                                                    2000              1999
                                                                                    ----              ----

Net earnings                                                                    $    997,008           816,513
Other comprehensive income (loss), net of tax:
    Unrealized gains (losses) on investment
       securities available for sale:
           Unrealized gains (losses) arising during the period                        49,663          (164,670)
           Associated benefit (taxes)                                                (18,872)           62,574

                    Less:  Reclassification adjustment for (gains) losses              8,936            (9,406)
                           Associated taxes                                           (3,392)            3,570
                                                                                ------------      ------------

Other comprehensive (loss) income                                                     36,335          (107,932)
                                                                                ------------      ------------

Comprehensive income                                                            $  1,033,343           708,581
                                                                                ============      ============





See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999

                                   (UNAUDITED)

                                                                        2000               1999
                                                                        ----               ----

Cash flows from operating activities:
    Net earnings                                                    $    997,008           816,513
    Adjustments to reconcile net earnings to net cash
       provided by operating activities:
          Depreciation, amortization and accretion                       189,950           171,330
          Provision for loan losses                                       50,000            78,462
          Provision for deferred income taxes                             18,719          (192,389)
          Loss (gain) on sale of securities available for sale             8,936            (9,406)
          Loss (gain) on sale of premises and equipment                       --                --
          Loss (gain) on sale of other real estate                            --              (995)
          Change in:                                                                      (516,340)
             Other assets                                               (311,758)
             Other liabilities                                           690,728           686,194
                                                                    ------------        ----------

               Net cash provided by operating activities               1,643,583         1,033,369
                                                                    ------------        ----------

Cash flows from investing activities:
    Proceeds from sales of securities available for sale                 560,380           760,535
    Proceeds from maturities of securities available for sale            832,694         2,887,399
    Purchases of securities available for sale                        (2,286,470)       (6,127,850)
    Purchase of securities held to maturity                                   --                --
    Net change in loans                                              (10,080,519)       (3,195,686)
    Proceeds from sales of premises and equipment                             --               (11)
    Purchases of premises and equipment                                 (156,171)         (151,596)
    Proceeds from sales of other real estate                                  --            18,312
                                                                    ------------        ----------

               Net cash used by investing activities                 (11,130,086)       (5,808,897)

Cash flows from financing activities:
    Net change in deposits                                            20,442,415         5,827,574
    Federal Home Loan Bank advances                                           --                --
    Repayment of Federal Home Loan Bank advances                              --                --
    Proceeds from other borrowings                                       100,000                --
    Repayment of other borrowings                                        (50,000)          (50,000)
    Dividends paid                                                      (341,674)         (320,802)
    Issuance of common stock                                              24,792            26,158
    Retirement of common stock                                           (19,200)         (164,152)
                                                                    ------------        ----------

               Net cash provided by financing activities              20,156,333         5,318,778

Change in cash and cash equivalents                                   10,669,830           543,250

Cash and cash equivalents at beginning of quarter                     20,065,644        15,561,652
                                                                    ------------        ----------

Cash and cash equivalents at end of quarter                         $ 30,735,474        16,104,902
                                                                    ============        ==========

                                   WGNB CORP.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                 FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999

                                   (UNAUDITED)


                                                         2000            1999
                                                         ----            ----
Supplemental disclosure of cash flow information:
  Cash paid during the quarter for:
    Interest                                          $2,205,247       2,001,825
    Income taxes                                              --         212,128

Non-cash investing and financing activities:
    Transfer of loans to other real estate                    --          98,716
    Financed sales of other real estate                       --              --
    Change in unrealized gains (losses) on
       securities available for sale, net of tax          36,335        (107,932)
    Change in dividends payable                           12,679           7,199





































See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999


The accompanying unaudited consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1999 appearing on pages F-8 - F-30.

The interim financial statements reflect all adjustments, which are normal and recurring, and in the opinion of management, necessary for a fair presentation of the results for the periods presented. Operating results for the three months ended March 31, 2000 and 1999 are not necessarily indicative of the results that may be expected for the years ending December 31, 2000 and 1999.

                                   WGNB CORP.


                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

                 (WITH INDEPENDENT ACCOUNTANTS' REPORT THEREON)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS








To the Board of Directors and Stockholders
WGNB Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of WGNB Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WGNB Corp. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Porter Keadle Moore, LLP



Atlanta, Georgia
January 7, 2000

                                   WGNB CORP.
                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                     Assets

                                                                           1999               1998
                                                                           ----               ----

Cash and due from banks, including reserve requirements
    of $100,000 and $2,006,000                                         $ 14,845,644        10,489,540
Federal funds sold                                                        5,220,000         5,072,112
                                                                       ------------       -----------
               Cash and cash equivalents                                 20,065,644        15,561,652

Securities available for sale                                            41,384,953        41,496,161
Securities held to maturity                                               1,000,000                --
Loans, net                                                              182,046,853       159,454,946
Premises and equipment, net                                               5,578,222         4,834,865
Accrued interest receivable                                               1,665,495         1,476,239
Other assets                                                              2,293,839         1,360,849
                                                                       ------------       -----------
                                                                       $254,035,006       224,184,712
                                                                       ============       ===========

                      Liabilities and Stockholders' Equity

Deposits:
    Demand                                                             $ 30,431,464        27,607,719
    Interest bearing demand                                              78,483,721        66,522,647
    Savings                                                               7,693,336         8,195,666
    Time                                                                 67,002,737        63,566,083
    Time, over $100,000                                                  31,194,144        27,030,101
                                                                       ------------       -----------
               Total deposits                                           214,805,402       192,922,216

Federal Home Loan Bank advances                                          15,000,000         7,000,000
Other borrowings                                                            350,000           600,000
Accrued interest payable                                                  1,098,101         1,178,982
Other liabilities                                                           788,928           572,664
                                                                       ------------       -----------
               Total liabilities                                        232,042,431       202,273,862
                                                                       ------------       -----------
Commitments
Stockholders' equity:
    Common stock, $1.25 par value, 10,000,000 shares authorized;
         3,105,394 and 3,138,030 shares issued and outstanding            3,881,743         3,922,538
    Additional paid-in capital                                            1,060,670         1,818,189
    Retained earnings                                                    18,094,975        15,833,121
    Accumulated comprehensive (loss) income                              (1,044,813)          337,002
                                                                       ------------       -----------
               Total stockholders' equity                                21,992,575        21,910,850
                                                                       ------------       -----------
                                                                       $254,035,006       224,184,712
                                                                       ============       ===========




See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                            1999             1998            1997
                                                            ----             ----            ----

Interest income:
   Interest and fees on loans                            $17,048,668      16,446,034      14,500,014
   Interest on federal funds sold                            316,157         480,658         271,379
   Interest on investment securities:
     U.S. Treasury                                            51,808          97,745         110,105
     U.S. Government agencies                              1,825,952       1,500,426       1,460,649
     State, county and municipal                             563,100         345,691         291,145
     Other                                                    77,650          52,162          46,378
                                                         -----------      ----------      ----------

           Total interest income                          19,883,335      18,922,716      16,679,670

Interest expense:
   Interest on deposits:
     Demand                                                2,068,119       1,788,079       1,676,558
     Savings                                                 235,894         311,406         310,997
     Time                                                  5,230,259       5,334,972       4,614,172
   Interest on FHLB and other borrowings                     433,300         369,985          58,421
                                                         -----------      ----------      ----------

           Total interest expense                          7,967,572       7,804,442       6,660,148
                                                         -----------      ----------      ----------

           Net interest income                            11,915,763      11,118,274      10,019,522

Provision for loan losses                                    303,462         494,728         476,896
                                                         -----------      ----------      ----------

Net interest income after provision for loan losses       11,612,301      10,623,546       9,542,626
                                                         -----------      ----------      ----------

Other income:
   Service charges on deposit accounts                     1,433,757       1,287,513       1,122,668
   Miscellaneous                                             497,196         521,004         403,404
                                                         -----------      ----------      ----------

           Total other income                              1,930,953       1,808,517       1,526,072
                                                         -----------      ----------      ----------

Other expenses:
   Salaries and employee benefits                          4,549,682       4,196,164       3,808,181
   Occupancy                                               1,345,174       1,310,423       1,186,114
   Other operating                                         2,097,760       1,692,286       1,576,250
                                                         -----------      ----------      ----------

           Total other expenses                            7,992,616       7,198,873       6,570,545
                                                         -----------      ----------      ----------

           Earnings before income taxes                    5,550,638       5,233,190       4,498,153

Income taxes                                               1,994,966       1,834,632       1,271,101
                                                         -----------      ----------      ----------

           Net earnings                                  $ 3,555,672       3,398,558       3,227,052
                                                         ===========       =========       =========

Net earnings per share                                   $      1.14       $    1.08       $    1.02
                                                         ===========       =========       =========

Diluted net earnings per share                           $      1.13       $    1.07      $     1.01
                                                         ===========       =========       =========


See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                   1999              1998             1997
                                                                                   ----              ----             ----

Net earnings                                                                    $ 3,555,672        3,398,558        3,227,052
                                                                                -----------        ---------        ---------
Other comprehensive income, net of tax:
    Unrealized gains (losses) on investment securities available for sale:
           Unrealized gains (losses) arising during the period                   (2,218,700)         299,943          202,874
           Associated benefit (taxes)                                               845,482         (110,101)         (77,011)

                    Less:  Reclassification adjustment for gains                    (13,857)              --           (8,378)
                    Associated taxes                                                  5,260               --            3,183
                                                                                -----------        ---------        ---------

Other comprehensive (loss) income                                                (1,381,815)         189,842          120,668
                                                                                -----------        ---------        ---------

Comprehensive income                                                            $ 2,173,857        3,588,400        3,347,720
                                                                                ===========        =========        =========

                                   WGNB CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                     Common Stock          Additional                   Accumulated
                                               -------------------------    Paid-in        Retained    Comprehensive
                                                 Shares         Amount      Capital        Earnings        Income         Total
                                               ----------    -----------   ----------    -----------   -------------   -----------
Balance, December 31, 1996                      1,586,974    $ 1,983,717    4,386,441     11,300,079         26,492     17,696,729

Cash dividend ($.29 per share)                         --             --           --       (927,529)            --       (927,529)
Retirement of common stock                         (1,600)        (2,000)     (27,125)            --             --        (29,125)
Stock split on a 2 for 1 basis                  1,585,574      1,981,968   (1,981,968)            --             --             --
Change in unrealized holding gains on
   securities available for sale, net of tax           --             --           --             --        120,668        120,668
Net earnings                                           --             --           --      3,227,052             --      3,227,052
                                               ----------    -----------   ----------    -----------     ----------    -----------

Balance, December 31, 1997                      3,170,948      3,963,685    2,377,348     13,599,602        147,160     20,087,795

Cash dividend ($.37 per share)                         --             --           --     (1,165,039)            --     (1,165,039)
Retirement of common stock                        (32,918)       (41,147)    (559,159)            --             --       (600,306)
Change in unrealized holding gains on
   securities available for sale, net of tax           --             --           --             --        189,842        189,842
Net earnings                                           --             --           --      3,398,558             --      3,398,558
                                               ----------    -----------   ----------    -----------     ----------    -----------

Balance, December 31, 1998                      3,138,030      3,922,538    1,818,189     15,833,121        337,002     21,910,850

Cash dividend ($.42 per share)                         --             --           --     (1,293,818)            --     (1,293,818)
Retirement of common stock                        (37,800)       (47,250)    (782,429)            --             --       (829,679)
Exercise of stock options                           5,164          6,455       24,910             --             --         31,365
Change in unrealized holding losses on
   securities available for sale, net of tax           --             --           --             --     (1,381,815)    (1,381,815)
Net earnings                                           --             --           --      3,555,672             --      3,555,672
                                               ----------    -----------   ----------    -----------     ----------    -----------

Balance, December 31, 1999                      3,105,394    $ 3,881,743    1,060,670     18,094,975     (1,044,813)    21,992,575
                                               ==========    ===========   ==========    ===========     ==========    ===========




See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                            1999                   1998                  1997
                                                                        ------------           ------------          ------------
Cash flows from operating activities:
     Net earnings                                                       $  3,555,672              3,398,558             3,227,052
     Adjustments to reconcile net earnings to net cash
         provided by operating activities:
              Depreciation, amortization and accretion                       698,061                666,511               568,162
              Provision for loan losses                                      303,462                494,729               476,896
              Provision for deferred income taxes                             26,197               (173,056)             (165,512)
              Gain on sale of securities available for sale                  (13,857)               (38,201)               (8,378)
              Loss (gain) on sale of premises and equipment                   29,556                     --                (3,375)
              Loss (gain) on sale of other real estate                         5,979                 (4,398)                5,632
              Change in:
                 Other assets                                               (379,817)                55,240               (42,993)
                 Other liabilities                                           138,754                  1,919              (150,528)
                                                                        ------------           ------------          ------------

                    Net cash provided by operating activities              4,364,007              4,401,302             3,906,956
                                                                        ------------           ------------          ------------

Cash flows from investing activities:
     Proceeds from sales of securities available for sale                  2,608,723                     --             3,385,669
     Proceeds from maturities of securities available for sale             9,704,609             14,952,525             9,046,201
     Purchases of securities available for sale                          (14,391,531)           (23,982,823)          (14,862,804)
     Purchase of securities held to maturity                              (1,000,000)                    --                    --
     Net change in loans                                                 (23,145,057)           (12,441,898)          (19,724,237)
     Proceeds from sales of premises and equipment                            85,777                     --                 5,014
     Purchases of premises and equipment                                  (1,447,146)              (467,046)             (520,206)
     Proceeds from sales of other real estate                                186,927                (89,891)               38,025
                                                                        ------------           ------------          ------------

                    Net cash used by investing activities                (27,397,698)           (22,029,133)          (22,632,338)

Cash flows from financing activities:
     Net change in deposits                                               21,883,186             18,373,990            19,325,283
     Federal Home Loan Bank advances                                      10,000,000              5,000,000               500,000
     Repayment of Federal Home Loan Bank advances                         (2,000,000)                    --                    --
     Proceeds from other borrowings                                           25,000                600,000                    --
     Repayment of other borrowings                                          (275,000)                    --                    --
     Dividends paid                                                       (1,297,189)            (1,080,340)             (883,481)
     Issuance of common stock                                                 31,365                     --                    --
     Retirement of common stock                                             (829,679)              (600,306)              (29,125)
                                                                        ------------           ------------          ------------

                    Net cash provided by financing activities             27,537,683             22,293,344            18,912,677

Change in cash and cash equivalents                                        4,503,992              4,665,513               187,295
Cash and cash equivalents at beginning of year                            15,561,652             10,896,139            10,708,844
                                                                        ------------           ------------          ------------
Cash and cash equivalents at end of year                                $ 20,065,644             15,561,652            10,896,139
                                                                        ============           ============          ============

                                   WGNB CORP.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                    1999                  1998               1997
                                                                -----------             ---------          ---------

Supplemental disclosure of cash flow information:
     Cash paid during the year for:
          Interest                                              $ 8,048,453             7,667,937          6,380,234
          Income taxes                                            1,871,000             1,801,000          1,620,000

     Non-cash investing and financing activities:
          Transfer of loans to other real estate                $   249,688               158,674            712,408
          Financed sales of other real estate                            --                23,500            666,188
          Change in unrealized gains (losses) on
             securities available for sale, net of tax           (1,381,815)              189,843            120,668
          Change in dividends payable                                (3,371)               84,699             44,048




See accompanying notes to consolidated financial statements.

                                   WGNB CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the significant policies and procedures.

         BASIS OF PRESENTATION

         The consolidated financial statements of WGNB Corp. (the "Company") include the financial statements of its wholly owned subsidiaries West Georgia National Bank (the "Bank") and West Georgia Credit Services, Inc. ("WGCS"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         The Bank commenced business in 1946 upon receipt of its banking charter from the Office of the Comptroller of the Currency (the "OCC"). The Bank is primarily regulated by the OCC and undergoes periodic examinations by this regulatory agency. The Company is regulated by the Federal Reserve and is also subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services principally in Carroll County, Georgia.

         WGCS, which also operates under the name Mortgage & Loan Solutions, commenced operations in 1997 serving Paulding, Douglas and Carroll counties. The Company established WGCS in order to diversify revenue sources by offering conforming and non-conforming mortgage and home equity products as well as consumer financing not traditionally offered at banks.

         The accounting and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in an operating cycle of one year include, but are not limited to, the determination of the allowance for loan losses, the valuation of any real estate acquired in connection with foreclosures or in satisfaction of loans and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

         CASH AND CASH EQUIVALENTS


         For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Cash reserves of $100,000 and $2,026,000 were maintained as required by the Federal Reserve Bank as of December 31, 1999 and 1998, respectively. These balances were maintained in the Bank's vaults.


         INVESTMENT SECURITIES

         The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

         Trading and available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of accumulated comprehensive income in stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

         A decline in the market value of any available for sale investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

         Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

                                   WGNB CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         LOANS AND ALLOWANCE FOR LOAN LOSSES

         Loans are stated at the principal amount outstanding, net of unearned interest and the allowance for loan losses. Interest income on loans is recognized in a manner that results in a level yield on the principal amount outstanding. Nonrefundable loan fees are deferred, net of certain direct origination costs, and amortized into income over the life of the related loan.

         Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

         The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

         Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

         Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

         PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Costs incurred for maintenance and repairs are expensed currently.

         OTHER REAL ESTATE

         Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting literature defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.

         INCOME TAXES

         The Company accounts for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

                                   WGNB CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for hedging derivatives and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instruments at inception. Instruments used as fair value hedges account for the change in fair value in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Cash flow hedges account for the change in fair value of the effective portion in comprehensive income rather than earnings and foreign currency hedges which are accounted for in comprehensive income as part of the translation adjustment. Derivative instruments that are not intended as a hedge account for the change in fair value in the earnings of the period of the change. In 1999, the FASB issued Statement No. 137 which deferred implementation of SFAS 133 to become effective for all fiscal quarters beginning after June 15, 2000, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of these standards will not have a material impact on its financial position, results of operations or liquidity.

         NET EARNINGS PER SHARE

         Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 10, are granted to key management personnel. During 1999 and 1997, the Company completed a two for one stock split. Earnings per share and the related average shares outstanding for each reporting period have been restated to reflect the effects of the stock split.


                                                                          Common          Per Share
           FOR THE YEAR ENDED DECEMBER 31, 1999    Net Earnings           Shares            Amount
                                                   ------------         ----------        ---------

         Earnings per common share                  $3,555,672           3,121,816         $  1.14
         Effect of dilutive stock options                   --              34,380           (0.01)
                                                    ----------          ----------         -------

         Diluted earnings per common share          $3,555,672           3,156,196         $  1.13
                                                    ==========          ==========         =======


                                                                          Common          Per Share
           FOR THE YEAR ENDED DECEMBER 31, 1998    Net Earnings           Shares            Amount
                                                   ------------         ----------        ---------

         Earnings per common share                  $3,398,558           3,154,658         $  1.08
         Effect of dilutive stock options                   --              34,744           (0.01)
                                                    ----------          ----------         -------

         Diluted earnings per common share          $3,398,558           3,189,402         $  1.07
                                                    ==========          ==========         =======


                                                                          Common          Per Share
           FOR THE YEAR ENDED DECEMBER 31, 1997    Net Earnings           Shares            Amount
                                                   ------------         ----------        ---------

         Earnings per common share                  $3,227,052           3,171,402         $  1.02
         Effect of dilutive stock options                   --              15,526           (0.01)
                                                    ----------          ----------         -------

         Diluted earnings per common share          $3,227,052           3,186,928         $  1.01
                                                    ==========          ==========         =======


         RECLASSIFICATIONS

         Certain reclassifications have been made in the 1998 and 1997 consolidated financial statements to conform to the presentation used in 1999.

                                   WGNB CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2)      INVESTMENT SECURITIES

         Investment securities available for sale and held to maturity at December 31, 1999 and 1998 are summarized as follows:

            Available for Sale


                                                                                      December 31, 1999
                                                            ----------------------------------------------------------------------
                                                                                   Gross              Gross             Estimated
                                                             Amortized          Unrealized          Unrealized             Fair
                                                                Cost               Gains              Losses               Value
                                                            -----------         ----------          ----------          ----------

            U.S. Government agencies                        $14,294,726                --              598,593          13,696,133
            Mortgage-backed securities                       15,018,266            13,422              583,056          14,448,632
            State, county and municipals                     13,622,069            23,913              405,794          13,240,188
                                                            -----------          --------           ----------          ----------

                                                            $42,935,061            37,335            1,587,443          41,384,953
                                                            ===========          ========           ==========          ==========


                                                                                      December 31, 1998
                                                            ----------------------------------------------------------------------
                                                                                   Gross              Gross             Estimated
                                                             Amortized          Unrealized          Unrealized             Fair
                                                                Cost               Gains              Losses               Value
                                                            -----------         ----------          ----------          ----------

            U.S. Treasury                                   $ 1,247,270            19,840                   --           1,267,110
            U.S. Government agencies                         13,812,865            66,928               47,789          13,832,004
            Mortgage-backed securities                       17,815,007           161,796               24,526          17,952,277
            State, county and municipals                      8,077,468           367,302                   --           8,444,770
                                                            -----------          --------           ----------          ----------

                                                            $40,952,610           615,866               72,315          41,496,161
                                                            ===========          ========           ==========          ==========


            Held to Maturity


                                                                                      December 31, 1999
                                                            ----------------------------------------------------------------------
                                                                                   Gross              Gross             Estimated
                                                             Amortized          Unrealized          Unrealized             Fair
                                                                Cost               Gains              Losses               Value
                                                            -----------         ----------          ----------          ----------

            Trust preferred securities                      $ 1,000,000                --              (10,000)            990,000
                                                            ===========          ========           ==========          ==========

         The Bank did not own any securities classified as held to maturity as of December 31, 1998.

                                   WGNB CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2)      INVESTMENT SECURITIES, CONTINUED

         The amortized cost and estimated fair value of investment securities available for sale and held to maturity at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.


                                                              Amortized           Estimated
                                                                 Cost             Fair Value
                                                             -----------          ----------

            AVAILABLE FOR SALE

            U.S. Government agencies and
            state, county and municipals:
                 Within 1 year                               $ 2,500,106           2,425,166
                 1 to 5 years                                  9,546,224           9,249,246
                 5 to 10 years                                11,428,588          10,961,178
                 After 10 years                                4,441,877           4,300,731

            Mortgage-backed securities                        15,018,266          14,448,632
                                                             -----------          ----------

                                                             $42,935,061          41,384,953
                                                             ===========          ==========

            HELD TO MATURITY

            Trust preferred securities:
                 After 10 years                              $ 1,000,000             990,000
                                                             ===========          ==========


         Proceeds from sales of securities available for sale during 1999, 1998 and 1997 were $2,608,723, $0 and $3,385,669, respectively, with the following gains and losses recognized:


                                             1999           1998           1997
                                            ------          ----          ------

            Gross gains                     13,857           --           22,098
            Gross losses                        --           --           13,720

         Investment securities with a fair value of approximately $35,477,739 and $27,683,000 as of December 31, 1999 and 1998, respectively, were pledged to secure public deposits, as required by law, and for other purposes.

                                   WGNB CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(3)      LOANS

         Major classifications of loans at December 31, 1999 and 1998 are summarized as follows:


                                                                 1999                 1998
                                                             ------------         ------------

            Commercial, financial and agricultural           $ 24,143,675           19,526,599
            Real estate - mortgage                            108,137,100          102,702,043
            Real estate - construction                         34,769,179           22,717,593
            Consumer                                           17,745,401           16,969,732
                                                             ------------         ------------
                                                              184,795,355          161,915,967
            Less:    Unearned interest                            467,204              442,169
                     Allowance for loan losses                  2,281,298            2,018,852
                                                             ------------         ------------
                                                             $182,046,853          159,454,946
                                                             ============         ============

         The Bank and WGCS grant loans and extensions of credit to individuals and a variety of businesses and corporations primarily located in its general trade area of Carroll, Paulding and Douglas counties, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

         Changes in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 are as follows:


                                                   1999                  1998                 1997
                                                ----------             ---------            ---------

            Balance, beginning of year          $2,018,852             1,526,381            1,101,788
            Provision for loan losses              303,462               494,728              476,896
            Loans charged off                     (129,946)             (130,050)            (214,993)
            Recoveries                              88,930               127,793              162,690
                                                ----------             ---------            ---------

            Balance, end of year                $2,281,298             2,018,852            1,526,381
                                                ==========             =========            =========

(4)      PREMISES AND EQUIPMENT

         Major classifications of premises and equipment at December 31, 1999 and 1998 are summarized as follows:


                                                        1999                  1998
                                                    ------------           ----------

            Land                                    $  1,117,773              561,661
            Buildings and improvements                 5,103,477            5,092,875
            Furniture and equipment                    4,374,713            3,984,590
                                                    ------------           ----------
                                                      10,595,963            9,639,126
            Less: Accumulated depreciation            (5,017,741)          (4,804,261)
                                                    ------------           ----------
                                                    $  5,578,222            4,834,865
                                                    ============           ==========

         Depreciation expense amounted to $588,456, $542,842 and $524,875 in 1999, 1998 and 1997, respectively.

(5)      TIME DEPOSITS

         At December 31, 1999 the scheduled maturities of time deposits are as follows:

            2000                                          $69,398,707
            2001                                           18,273,469
            2002                                            5,172,874
            2003                                            3,257,856
            2004 & Thereafter                               2,093,975
                                                          -----------

                                                          $98,196,881
                                                          ===========

                                   WGNB CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(6)      LINES OF CREDIT

         The Bank has lines of credit at December 31, 1999 and 1998 totaling $29,500,000 and $27,500,000, respectively, of which $7,500,000 represents credit for overnight borrowings from financial institutions for both 1999 and 1998. At December 31, 1999, the Bank had advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $15,000,000. The following advances require quarterly interest payments:



                                    Interest              Current                                           Early Conversion
                Advance               Basis                 Rate         Maturity          Call Date             Option
              -----------      --------------------       -------      -------------     -------------      ----------------

                                   1 month LIBOR
              $ 5,000,000      plus 4 basis points         6.51%       October 2000            --                  --

                                                                                                             December 2001,
              $ 5,000,000              Fixed               6.14%       December 2004           --             3 month LIBOR

                                                                                                             February 2003,
              $ 5,000,000              Fixed               5.44%       February 2008     February 2003        3 month LIBOR

         The early conversion option allows the FHLB to convert the advances to a variable interest rate upon notification to the Bank.

         At December 31, 1998, the Bank had advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $7,000,000. The following advances require quarterly interest payments:


                                                                                                            Early Conversion
                Advance         Interest Basis         Current Rate       Maturity          Call Date            Option
              -----------       --------------         ------------    --------------    --------------     ----------------
              $ 2,000,000           Fixed                 5.66%        September 2002    September 1999            --
                                                                                                             February 2003,
              $ 5,000,000           Fixed                 5.44%         February 2008     February 2003       3 month LIBOR

         The FHLB advances are secured by the Bank's stock in the FHLB and its 1-4 family first mortgage loans.

         Additionally, during 1999 the Company entered into a $1,500,000 line of credit arrangement with a financial institution. At December 31, 1999, the Company had outstanding advances of $350,000. The facility requires interest payments quarterly with annual interest calculated at the prime rate minus 1.25%.

(7)      COMMITMENTS

         The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

         The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(7)      COMMITMENTS, CONTINUED

         In most cases, the Company does require collateral to support financial instruments with credit risk.

                                                                                     Approximate
                                                                                 Contractual Amount
                                                                                 ------------------
                                                                                1999            1998
                                                                                ----            ----
             Financial instruments whose contract amounts
                represent credit risk:
                   Commitments to extend credit                             $  26,509,000     22,308,000
                   Standby letters of credit                                $     643,000        838,000

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit or personal property.

         Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(8)      STOCK REPURCHASE PLAN

         In December 1996, the Board of Directors approved a Stock Repurchase Plan of up to $2,000,000 of the Company's common stock currently outstanding. In 1999, the Company redeemed 38,850 shares of common stock for $850,176. The Company has approximately $318,366 remaining to reacquire shares under the Stock Repurchase Plan.

(9)      REGULATORY MATTERS

         The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 1999 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(9)      REGULATORY MATTERS, CONTINUED

                  Presented below are the Bank's actual capital amounts and ratios. Detail disclosures related to the Company have been excluded as they do not materially deviate from the disclosure herein.

                                                                                                  To Be Well Capitalized
                                                                           For Capital           Under Prompt Corrective
                                                Actual                  Adequacy Purposes           Action  Provisions
                                         ---------------------          -----------------        -----------------------
                                           Amount       Ratio          Amount        Ratio          Amount       Ratio
                                           ------       -----          ------        -----          ------       -----
                                         (in 000's)                  (in 000's)                   (in 000's)
         As of December 31, 1999:
         Total Capital (to Risk
            Weighted Assets)              $ 24,857        13%         > 14,808        > 8%         > 18,510      > 10%
                                                                      -               -            -             -
         Tier I Capital
             (to Risk Weighted Assets)    $ 22,596        12%         >  7,404        > 4%         > 11,106      >  6%
                                                                      -               -            -             -
         Tier I Capital
             (to Average Assets)          $ 22,596        10%         > 10,228        > 4%         > 12,785      >  5%
                                                                      -               -            -             -

         As of December 31, 1998:
         Total Capital (to Risk
             Weighted Assets)             $ 23,117        15%         > 12,706        > 8%         > 15,882      > 10%
                                                                      -               -            -             -
         Tier I Capital
             (to Risk Weighted Assets)    $ 21,124        13%         >  6,353        > 4%         >  9,529      >  6%
                                                                      -               -            -             -
         Tier I Capital
             (to Average Assets)          $ 21,124        10%         >  8,653        > 4%         > 10,816      >  5%
                                                                      -               -            -             -

         Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 1999 the Bank could pay approximately $8,088,714 in dividends without obtaining prior regulatory approval.

(10)     INCENTIVE STOCK OPTION PLAN

         The Company has an incentive stock option plan accounted for under APB 25 and related Interpretations. Under the January 11, 1994 Incentive Stock Option Plan the Company may grant options to certain key officers to acquire shares of common stock of the Company at the then fair value, with the number of shares to be determined annually by agreed upon formulas. A total of 160,000 shares of common stock were reserved for possible issuance under this plan. Options were to be granted commencing March 8, 1994 and are to continue through the year 2004. The options may not be exercised prior to five years from the date of grant and are exercisable no later than ten years from that date. Additionally, 4,448 options were issued to an officer of the Bank which were not covered by the aforementioned plan but subject to the same conditions. No compensation cost has been recognized for the stock options. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                                                 1999          1998           1997
                                                                                 ----          ----           ----
                     Net earnings                  As reported               $  3,555,672    3,398,558     3,227,052
                                                   Proforma                  $  3,485,786    3,206,213     3,155,810

                     Net earnings per share        As reported               $       1.14         1.08          1.02
                                                   Proforma                  $       1.12         1.05          1.00

                     Diluted earnings per share    As reported               $       1.13         1.07          1.01
                                                   Proforma                  $       1.10         1.04          0.99

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(10)     INCENTIVE STOCK OPTION PLAN, CONTINUED

         The fair value of each option is estimated on the date of grant using the Minimum Value Model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 1.7%, 2.2% and 2.2% risk free interest rates of 6.0%, 4.5% and 5.0%, respectively, and an expected life of 10 years. For disclosure purposes, the Company immediately recognized the expense associated with the option grants assuming that all awards will vest.

         A summary status of the Company's stock option plan as of December 31, 1999, 1998 and 1997, and changes during the years ending on those dates, is presented below:

                                                            1999                  1998                    1997
                                                     ------------------    ------------------     --------------------
                                                                 Wtd.                  Wtd.                     Wtd.
                                                                 Avg.                  Avg.                     Avg.
                                                               Exercise              Exercise                 Exercise
                                                     Shares     Price      Shares      Price      Shares        Price
                                                     ------     -----      ------      -----      ------        -----
         Outstanding, beginning of year              74,916     $ 9.17     56,700      $ 7.94      35,616       $ 7.19
         Awarded during the year                     11,469     $20.00     18,216      $13.00      21,084       $ 9.22
         Exercised during the year                   (5,164)    $ 6.07         --          --          --           --
                                                     ------                ------                  ------

         Outstanding, end of year                    81,221     $10.90     74,916      $ 9.17      56,700       $ 7.94
                                                     ======                ======                  ======

         Options exercisable at year end             11,508                 4,448                      --
                                                     ======                ======                  ======
         Weighted average fair value of
             options granted during the year                    $ 9.68                 $ 7.42                   $ 5.45
                                                                ======                 ======                   ======

         The following information applies to all options outstanding at December 31, 1999:

           Range of exercise prices                                  $5.78 to $20.00
           Weighted average exercise price                                $10.90
           Weighted average remaining contractual life (years)              7.28

(11)     DEFINED CONTRIBUTION PLAN

         The Company began a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) in 1996 covering substantially all employees subject to certain minimum age and service requirements. Contribution to the plan by employees is voluntary. During 1999, 1998 and 1997, the Company matched 100% of the participants' contributions up to 6%, of the participants' salaries. The Company also made discretionary contributions to the plan in 1999, 1998 and 1997 of 5% of participants' salaries. Contributions to the plan charged to expense during 1999, 1998 and 1997 were $261,763, $247,834 and
         $243,865, respectively.

(12)     INCOME TAXES

         The components of the provision for income taxes in the consolidated statements of earnings for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                      1999           1998          1997
                                                      ----           ----          ----
          Current:
          Federal                                 $ 1,733,126     1,805,206     1,436,613
          State                                       235,643       202,482            --

          Deferred:
          Federal                                      24,684      (164,418)      (32,806)
          State                                         1,513        (8,638)           --

          Change in valuation allowance                    --            --      (132,706)
                                                  -----------     ---------     ---------

                 Total                            $ 1,994,966     1,834,632     1,271,101
                                                  ===========     =========     =========

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(12)     INCOME TAXES, CONTINUED

         The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                                             1999               1998               1997
                                                             ----               ----               ----
            Pretax income at statutory rates             $ 1,887,217          1,779,285          1,529,372
            Add (deduct):
                 Tax-exempt interest income                 (199,106)          (156,771)          (140,328)
            State taxes, net of federal effect               155,524            127,937                 --
                  Non-deductible interest expense             25,796             21,144             21,082
                  Change in valuation allowance                   --                 --           (132,706)
                  Other                                      125,535             63,037             (6,319)
                                                         -----------          ---------          ---------

                                                         $ 1,994,966          1,834,632          1,271,101
                                                         ===========          =========          =========

         The following summarizes the net deferred tax asset, which is included as a component of other assets at December 31, 1999 and 1998.

                                                                                   1999              1998
                                                                                   ----              ----
             Deferred income tax assets:
                 Allowance for loan losses                                     $   674,035          562,750
                 Net unrealized losses on securities available for sale            511,702               --
                 Deferred fee income                                                    --           33,564
                 Other                                                              62,326           93,780
                                                                               -----------         --------

                          Total gross deferred income tax assets                 1,248,063          690,094
                                                                               -----------         --------

             Deferred income tax liabilities:
                 Premises and equipment                                           (255,247)        (272,232)
                 Net unrealized gains on securities available for sale                  --         (200,142)
                 Other                                                             (91,499)          (2,050)
                                                                               -----------         --------

                          Total gross deferred income tax liabilities             (346,746)        (474,424)
                                                                               -----------         --------

                          Net deferred income tax asset                        $   901,317          215,670
                                                                               ===========          =======


(13)     RELATED PARTY TRANSACTIONS

         The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following summary reflects activity for related party loans for 1999:

                     Beginning balance                  $  4,816,200
                     New loans                             4,700,788
                     Repayments                           (4,507,894)
                                                        ------------

                     Ending balance                     $  5,009,094
                                                        ============

(14)     OTHER OPERATING EXPENSES

         Components of other operating expenses which exceed 1% of total interest income and other income are as follows:

                                                             1999          1998        1997
                                                             ----          ----        ----
             Professional fees                            $ 223,413      193,749     183,704

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(15)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

          Cash and Cash Equivalents
          For cash, due from banks, federal funds sold and interest bearing deposits, the carrying amount is a reasonable estimate of fair value.

          Investment Securities
          The fair values for investment securities are based on quoted market prices.

          Loans
          The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

          Deposits
          The fair value of demand deposits, savings accounts, NOW and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

          Federal Home Loan Bank Advances
          Federal Home Loan Bank fair value is estimated by discounting the future cash flows using rates currently offered for similar financing vehicles.

          Other Borrowings
          Because other borrowings are based on variable rates, the carrying value is a reasonable estimate of fair value.

          Commitments to Extend Credit, Standby Letters of Credit
          Because commitments to extend credit and standby letters of credit are made using variable rates or for a short term, the contract value is a reasonable estimate of fair value.

          Limitations
          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(15)     FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

         The carrying amount and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                                                   1999                            1998
                                                       --------------------------      -------------------------
                                                        Carrying        Estimated       Carrying      Estimated
                                                         Amount        Fair Value        Amount       Fair Value
                                                         ------        ----------        ------       ----------
          Assets:
              Cash and cash equivalents             $   20,065,644      20,065,644      15,561,652     15,561,652
              Securities available for sale             41,384,953      41,384,953      41,496,161     41,496,161
              Securities held to maturity                1,000,000         990,000              --             --
              Loans                                    182,046,853     181,349,376     159,454,946    160,612,606

          Liabilities:
              Deposits                                 214,805,402     214,801,456     192,922,216    193,907,911
              Federal Home Loan Bank advances           15,000,000      14,805,212       7,000,000      7,254,709
              Other borrowings                             350,000         350,000         600,000        600,000

          Unrecognized financial instruments:
              Commitments to extend credit              26,509,000      26,509,000      22,308,000     22,308,000
              Standby letters of credit                    643,000         643,000         838,000        838,000

(16)     WGNB CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION


                                 Balance Sheets

                           December 31, 1999 and 1998

                                       Assets

                                                                1999              1998
                                                                ----              ----

          Cash                                              $   434,747           489,007
          Investment in Bank                                 21,550,909        21,461,335
          Investment in WGCS                                    336,171           294,921
          Funds due from WGCS                                   350,000           600,000
          Other assets                                            8,036             6,246
                                                            -----------        ----------
                                                            $22,679,863        22,851,509
                                                            ===========        ==========

                    Liabilities and Stockholders' Equity

          Dividends payable                                 $   337,288           340,659
          Line of credit                                        350,000           600,000
                                                            -----------        ----------

                Total liabilities                               687,288           940,659
                                                            -----------        ----------

          Stockholders' equity                               21,992,575        21,910,850
                                                            -----------        ----------

                                                            $22,679,863        22,851,509
                                                            ===========        ==========

                                   WGNB CORP.

(16)     WGNB CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                             Statements of Earnings

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                  1999           1998             1997
                                                                  ----           ----             ----
          Dividends from Bank                                 $ 2,143,871      1,915,039       1,286,033
          Other income                                             33,747         25,223              --
          Other expense                                           (34,532)       (29,366)        (41,888)
                                                              -----------      ---------       ---------
          Earnings before equity in undistributed
              earnings of subsidiaries                          2,143,086      1,910,896       1,244,145

          Equity in undistributed loss of WGCS                   (155,568)      (145,077)       (110,002)
          Equity in undistributed earnings of Bank              1,568,154      1,632,739       2,092,909
                                                              -----------      ---------       ---------

                            Net earnings                      $ 3,555,672      3,398,558       3,227,052
                                                              ===========      =========       =========

                            Statements of Cash Flows

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                               1999           1998            1997
                                                                               ----           ----            ----
          Cash flows from operating activities:
              Net earnings                                               $   3,555,672      3,398,558       3,227,052
              Adjustments to reconcile net earnings to net
                cash provided by operating activities:
                  Equity in undistributed earnings of Bank                  (1,568,154)    (1,632,739)     (2,092,909)
                  Equity in undistributed earnings of WGCS                     155,568        145,077         110,002
                  Change in other assets                                         1,431        (6,247)              --
                  Change in other liabilities                                     (221)           --               --
                                                                         -------------     ----------      ----------

                    Net cash provided by operating activities                2,144,296      1,904,649       1,244,145
                                                                         -------------     ----------      ----------

          Cash flows from investing activities:
                Investment in WGCS                                            (100,053)      (200,000)       (350,000)
                Purchase of premises and equipment                              (3,000)            --              --
                                                                         -------------     ----------      ----------

                    Net cash used by investing activities                     (103,053)      (200,000)       (350,000)
                                                                         -------------     ----------      ----------

          Cash flows from financing activities:
              Dividends paid                                                (1,297,189)    (1,080,340)       (883,481)
              Proceeds from borrowings                                          25,000        600,000              --
              Payments on borrowings                                          (275,000)            --              --
              Loan to WGCS                                                     (25,000)      (600,000)             --
              Payments received from WGCS                                      275,000             --              --
              Retirement of common stock                                      (855,837)      (600,306)        (29,125)
              Issuance of stock                                                 57,523             --              --
                                                                         -------------     ----------      ----------

                    Net cash used by financing activities                $  (2,095,503)    (1,680,646)       (912,606)
                                                                         -------------     ----------      ----------

          Increase (decrease) in cash                                          (54,260)        24,003         (18,461)

          Cash at beginning of year                                            489,007        465,004         483,465
                                                                         -------------     ----------      ----------

          Cash at end of year                                            $     434,747        489,007         465,004
                                                                         =============     ==========      ==========

                                   WGNB CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(16)     WGNB CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                      Statements of Cash Flows, continued

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                               1999             1998             1997
                                                                               ----             ----             ----
         Supplemental disclosure of non-cash financing activities:
                Change in dividends payable                               $      (3,371)        84,699          44,048
                Changes in unrealized gains (losses) on securities
                  available for sale, net of tax, of Bank                 $  (1,381,815)       189,843         120,668
                Transfer of tax benefit from WGNB to WGCS                 $      96,765             --              --